4V

05007512

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Aristocrat Leisure Limited

*CURRENT ADDRESS: 71 Longueville Road
Lane Cove, NSW 2066
Australia

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34870 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/20/05

82-34870

12-31-03
AR/S

ANNUAL REPORT

03

Focused on
performance

Company profile

Aristocrat is a leading global provider of gaming solutions.

The Company is dedicated to designing and developing world-class hardware, software and systems which provide gaming solutions that consistently out-perform global competition.



Key dates

2003 Results

Shares trade ex-final dividend	4 March 2004
Record date for final dividend	10 March 2004
Payment of final dividend	24 March 2004
Annual General Meeting	4 May 2004

2004 Results

Interim results announcement	24 August 2004*
Shares trade ex-interim dividend	2 September 2004*
Record date for interim dividend	8 September 2004*
Payment of interim dividend	22 September 2004*
Final results announcement	22 February 2005*
Shares trade ex-final dividend	3 March 2005*
Record date for final dividend	9 March 2005*
Payment of final dividend	23 March 2005*
Annual General Meeting	3 May 2005*

*Dates subject to change

Notice of Annual General Meeting

The Annual General Meeting of members of Aristocrat Leisure Limited will be held in the Heritage Ballroom, Level 6, Westin Hotel, 1 Martin Place, Sydney on Tuesday, 4 May 2004 at 10.00am.

A SEPARATE NOTICE OF MEETING AND PROXY FORM ARE BEING SENT TO SHAREHOLDERS WITH THIS ANNUAL REPORT

Financials at a glance

(pre one-off adjustments)

Total revenue*

2003N
2002
2001
2000
1999

100 200 300 400 500 600 700 800 900 1,000
$m

Operating profit after tax*

2003N
2002
2001
2000
1999

20 40 60 80 100
$m

Earnings before interest and tax*

2003N
2002
2001
2000
1999

20 40 60 80 100 120 140
$m

Earnings per share*

2003N
2002
2001
2000
1999

2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 20.0
cents

* The 2003 Result ("2003N"), is shown before one-off adjustments. Details of the one-off adjustments are set out in the Financial Report on pages 21 to 26

Contents



Highlights of 2003



Although 2003 was a challenging year for the Company, revenue increased, year on year, and there were a number of highlights worthy of note.

Appointment of Chief Executive Officer designate

Paul Oneile was appointed CEO Designate on 1 December 2003. Aristocrat's Chairman, John Pascoe said, when he was appointed, "Paul Oneile has had a distinguished professional career in managing international organisations and on behalf of the Board and management. I welcome him to his new role."

Japanese revenue contribution

The outstanding achievement of 2003 was the success of Aristocrat's pachislo games in the highly competitive Japanese market. Japanese segment revenue increased $179.4 million over the prior year, contributing 36.2% of the Company's revenue.

83,687 pachislo units were sold during 2003, a 120.9% increase on 2002. The outstanding performer was *Kyogin-No-Hoshi*™, a baseball game developed from a popular *manga* cartoon based on a legendary Tokyo baseball team.

Units sold in Japan in 2002 and 2003



83,687
37,883
units sold
2002
2003


You Might Be A
Redneck
If
Foxworthy Feature
50

Relationship with Sammy Corporation

Aristocrat's relationship with Sammy Corporation in Japan was strengthened during the year by the renewal of the *Manufacturing Entrustment Agreement.*

Working capital management

Significant progress was made in working capital management which resulted in working capital to revenue for the year improving to 11.1% compared with 30.3% in 2002.

Cash flow improvement

A major achievement during 2003 was the $125.4 million increase in operating cash flow over 2002. This strong result enabled the Company to repay all but a nominal amount of bank debt during the year. Over the year, net debt fell by $221.9 million from $292.1 million to $70.2 million.

Game performance

Aristocrat's *50 Lions*™, *King of the Nile*™ and *Dreamcatcher*™ games surpassed all expectations in terms of performance in a highly competitive Australian market environment, delivering entertainment quality exceeding that of the benchmark *Queen of the Nile*™ game.

Participation units in the United States

By the end of 2003, Aristocrat had more than doubled its installed base of participation units in the United States to 2,755 from 1,148 units at the start of the year.

Jeff Foxworthy™ You might be a redneck if...® launch

The Company's *Jeff Foxworthy™ You Might be a Redneck if...®* game, our first licensed, branded game to be launched in the United States, proved to be one of the highlights of the Global Gaming Expo held in Las Vegas in September 2003.

TITO and MKVI technology approvals

Aristocrat's TITO ("Ticket-in Ticket-out") and *MKVI* technologies were approved in nearly all of the Company's U.S. jurisdictions during 2003, removing a key barrier to entry for the Company's high performance *MKVI* games.



Chairman's report

The year under review was very difficult from a number of perspectives. The Company was left with the aftermath of the profit downgrade in respect of the previous year's result which led to the termination of the Chief Executive Officer and is now the subject of litigation.

A key task was the recruitment of new directors and senior executives.

The Board was also faced with the need to stabilise the Company's financial position and reduce debt.

I am pleased to report a number of successes in this regard. In particular, the Company was successful in recruiting two outstanding executives as CEO and CFO.

Simon Kelly joined the Company as CFO in September 2003. Mr Kelly brings extensive experience in senior financial roles, most recently as Chief Financial Officer of Goodman Fielder Consumer Foods.

Paul Oneile joined the Company as CEO designate on 1st December 2003. Mr Oneile most recently held the position of Chairman and Chief Executive Officer of United International Pictures (UIP), based in London from 1996 to 2003. Prior to this time, from 1990 to 1996, he was the Managing Director of The Greater Union Organisation Pty Ltd based in Sydney. Mr Oneile has a detailed understanding of the global entertainment industry and has had a distinguished career in managing international companies. I believe that Mr Oneile brings the requisite skills to the role and that he will make a significant contribution to Aristocrat.

I also wish to welcome David Simpson and Penny Morris to the Board. David Simpson was nominated on 2 July 2003 and has been Chair of the Audit Committee since August 2003. Penny Morris was nominated to the Board in August 2003. She is Chair of the Remuneration Committee. It is anticipated that two further Non-Executive directors will be invited to join the Board as a result of an external search currently being undertaken.

Despite significant one-off adjustments, the Company's overall cash position strengthened considerably. A positive operating cash flow of $204.4 million was generated which enabled the Company to repay bank debt. At year end, after paying down this debt, the Company remained strongly cash positive.

As a result of the review initiated by the Board, a number of one-off adjustments have been made, impacting the 2003 result.

The most significant of these adjustments was to the carrying value of Computer Data Systems ("CDS") goodwill. This adjustment was necessary due to the deterioration in the performance of CDS during the second half and the outlook for the systems business.

The Board does not expect any further one-off adjustments at this time.

Notwithstanding the challenges faced during 2003, Aristocrat's financial position remains solid with strong cash flow. In light of the Company's trading performance and its strong balance sheet and cash flow position, the Board has decided to pay a final dividend of three cents per share which will be partially franked to 1.2 cents (40%). Given the extent of the Company's international













A positive operating cash flow of $204.4 million was generated which enabled the Company to repay bank debt. At year end, after paying down this debt the Company remained strongly cash positive.

revenue, it is not possible at this time to give any indication of the extent to which dividends will be franked in the future.

I wish to acknowledge the significant contribution of Mr David Creary, who was Acting CEO of the Company for eight months. Mr Creary played a key role in stabilising the Company and finalising solutions to some of the more difficult strategic and management issues faced by the Company.

Mr John Ducker indicated at the last Annual General Meeting his intention to step aside as Chairman and as a Director. Mr Ducker resigned as Chairman on 14th September 2003. He was unable to resign as a director at that time due to the legal requirement for the Company to have two Australian Directors and the need for David Simpson and Penny Morris to be cleared by Gaming Regulators in all relevant jurisdictions before being appointed to the Board. Mr Ducker has since indicated his intention to continue as a Director and to stand for re-election at the 2004 Annual General Meeting.

A class action was commenced against the Company in 2003. This is currently at a preliminary stage and may continue for some years.

Corporate governance continues to be a major focus for the Board going forward and a number of important changes have been made, including the contracting out of the internal audit function to an independent international accounting firm.

I would like to thank all management and staff at Aristocrat for their dedication, skill and support for the Company during a very difficult period. I would also like to thank the Company's customers for their support. Thank you also to those shareholders who continued to have faith in the future of the Company. I believe that their faith will prove well justified.

John Pascoe
Chairman






Chief executive officer's report





I am very proud to have been appointed to the position of Chief Executive Officer of Aristocrat.

Although I have held the position for a relatively short period, I feel confident in assuring shareholders, customers and staff that Aristocrat's business is in good shape with leading positions in its traditional markets in Australia and New Zealand and excellent growth prospects in international markets.

As a result of what occurred during 2003, an operational review was instigated by the Board. This review resulted in a number of one-off adjustments as detailed in this report.

Revenue

The Company's revenue increased marginally by 1.9% from $976.5 million in 2002 to $995.2 million in 2003 setting a new revenue record for Aristocrat.

This increase was particularly significant given the issues faced by the Company during the year, the fact that revenue for the first half ($392.6 million) was 10.6% less than the revenue earned in the corresponding half in 2002 and also given the negative impact of the strengthening Australian Dollar on our international revenue base.

Net profit after tax

The Company reported a loss after tax of $106.0 million in 2003. This loss arose as a result of the one-off adjustments amounting to $160.0 million explained in the Financial report (pages 21 to 26).

Prior to these one-off adjustments, our net profit after tax of $54.0 million was 32.6% down on the $80.1 million earned in 2002.

Australia

Revenue, excluding inter-segment sales, was $302.4 million, 16.4% less than 2002, reflecting the difficult market conditions that prevailed during the year.

Our Australian operations nevertheless maintained overall market share and margins. This achievement was commendable, given the mature nature of each Australian gaming jurisdiction, the increasing number of regulatory issues and machine number caps.

In New South Wales, the State Government announced a proposed new tax regime in June 2003. This development has already impacted seriously on club gaming purchases and the impact is expected to become more serious as the new tax rates come into effect from 1 September 2004. Similarly, smoking restrictions imposed in a number of states together with delays in the introduction of new games and technology as a result of technical "harm minimisation" restrictions have effected overall revenue.

Uncertainty over the outcome of the current Independent Pricing and Regulatory Tribunal ("IPART") Review of Gambling Harm Minimisation Measures has also impacted adversely on the New South Wales gaming industry.

In Victoria, smoking restrictions reduced the revenues of Victorian gaming operators and this in turn has had an impact on their expenditure.

Technical "responsible gaming" restrictions impacted on the introduction of new technology throughout Australia.

We have developed a number of strategies to maintain or improve our market position in Australia including the development of new products such as our "Golden Goals" *Hyperlink*™ product. We are confident that such products will continue to provide returns well above the floor average to our customers. Our cost reduction strategies have been successful to date and will remain an important objective as we continue to focus on business and cost efficiencies.

Japan

Revenue was $360.7 million, a 98.9% increase on 2002. The contribution made by our Japanese business towards total revenue ranks as the highlight of the year, representing 36.2% of total revenue compared to 18.6% in 2002.

The Company's strong relationship with Sammy Corporation is of great significance in this respect. The support provided by Sammy Corporation was instrumental in enabling Aristocrat to satisfy strong demand for our product during the year. The renewal of the *Manufacturing Entrustment Agreement* with Sammy Corporation in December 2003 was the most important formal agreement concluded during the year.

The Company benefited from local regulators requiring the withdrawal of certain competitor machines which did not comply with regulatory requirements. It is estimated that this development contributed between 25% and 35% of our Japanese revenue.

Notwithstanding the success of 2003, a return to a more normal competitive landscape and anticipated regulatory changes (expected to come into effect in July 2004) make it difficult to predict the extent to which the Company's success in 2003 will be repeated in 2004/5 although the Company is actively working on initiatives to mitigate any impact on results.



North America

Revenue from North America was $241.4 million, a 17.9% decrease on 2002. However, in local currency terms, revenues were flat, year on year. The combination of disappointing systems sales and stable unit sales impacted negatively on our North American result.

Other factors which contributed to the disappointing revenue result from North America included the disruption caused by the events of late 2002 and early 2003, the departure of senior staff during the year and the remaining barriers to entry to the U.S. market.

The Company successfully secured approval in nearly all of its U.S. jurisdictions for its "Ticket-in Ticket-out" and *MKVI* technology. This development has opened up the U.S. market for Aristocrat's high performance *MKVI* gaming machines.

A major achievement for the Company during 2003 was the 140% growth in the installed base of participation units that occurred during the year. This is a significant development and the Company plans to continue to grow its participation unit numbers in 2004.

South America

Revenue was ($20.6) million, compared to $38.4 million in 2002. Revenue before one-off adjustments was $5.5 million. The one-off adjustments resulted from the renegotiation of a number of contracts and the Company's revised strategies in South America.

During 2003, the Company introduced enhanced risk management procedures and controls and embarked on a distributor model to ensure that, moving forward, we maximise the opportunity in this market.

New Zealand

Revenue was $40.2 million, 21.8% less than 2003, reflecting difficult market conditions resulting from major legislative and regulatory changes. However, market share in each of the casino, club and hotel market sectors was up on 2002.





Other international markets

Revenue from other international markets increased by 41.3% to $65.7 million from $46.5 million, reflecting strong demand for Aristocrat products in those jurisdictions.

We are particularly pleased with our results in Russia which contributed substantially to the "other international revenue" result. The Company does not expect the U.K. market reforms to be implemented until 2006 although there is a possibility that Aristocrat may sell product in the U.K. during 2004. Our European head office, based in London, is well placed to exploit opportunities as they arise.

Our South African operations maintained their market share in a highly competitive market with only one new casino opening during the year.

Although the Asia-Pacific market is improving, our assessment is that it will remain relatively quiet during 2004. The Company is well positioned to take advantage of growth in the region, particularly in Macau.

Outlook

Moving forward, our focus is firmly on maximising shareholder value through improving performance. We are committed to ensuring that Aristocrat continues to deliver the entertaining and innovative gaming products for which the Company is renowned.

I am very positive about Aristocrat's future. The Company is well placed to take advantage of new markets that are opening up around the world and will continue to maintain or improve its position in traditional markets.

I would like to acknowledge the support of regulators around the world during 2003. I would also like to thank our shareholders, customers and staff for their support during 2003 and to assure them that we intend to continue to build on Aristocrat's market position.

Paul Oneile
Chief Executive Officer Designate

Focusing on performance

Aristocrat delivered a solid trading result in 2003, demonstrating its outstanding software, hardware and systems design, marketing, financial and sales capabilities around the world. The Company's global performance during 2003 is summarised below:

region	financials	2003 $million	2002 $million	performance summary
Australia Page 10	Segment Revenue* Segment Contribution Profit Segment Contribution Profit pre one-off adjustments	302.4 83.5 84.3	361.7 116.5 116.5	• Maintained Australian market share at 66% • Increased NSW market share by 1% to 70% • Strong performance from latest games
North America Page 12	Segment Revenue Segment Contribution Profit/(Loss) Segment Contribution Profit pre one-off adjustments	241.4 (24.2) 8.2	294.1 46.2 46.2	• Systems revenue fell • *MKVI* and Ticket-in Ticket-out ("TITO") technology approved in nearly all jurisdictions • Recurring revenue base improved by 140% • Fourth *Hyperlink*™ launched
South America Page 13	Segment Revenue/(Loss) Segment Revenue pre one-off adjustments Segment Contribution Profit/(Loss) Segment Contribution Profit/(Loss) *pre one-off adjustments*	(20.6) 5.5 (53.2) (7.6)	38.4 38.4 9.2 9.2	• Action taken to manage risks • Low risk distributor model adopted
Japan† Page 14	Segment Revenue Segment Contribution Profit	360.7 87.7	181.3 26.7	• Over 50,000 *Kyojin-No-Hoshi*™ games sold since release in September 2002 • Over 35,000 *Mahha-Go-Go-Go*™ games sold since release in September 2003 • Revenue up 98.9% on 2002
New Zealand† Page 16	Segment Revenue Segment Contribution Profit	40.2 14.9	51.4 20.1	• Casino business 40% ahead of 2002 • Revenue impacted by new legislation and moratorium • Service revenue 6% ahead of 2002 • Expenses below 2002
South Africa† Page 17				• Shift in priorities from new casinos (only one opened in 2003) to replacement of stepper product with video • Buying Program Agreements concluded with key accounts • First revenue from new Limited Payout Market ("LPM")
Europe† Page 17	(Other International Combined) Segment Revenue Segment Contribution Profit	65.7 17.6	46.5 12.9	• *Xcite*™ launched in Europe at ICE 2003 resulting in sales to eight European jurisdictions • Strong sales to Russia • *Hyperlink*™ product, *Super Champions*™ developed with Holland Casinos
Asia-Pacific† Page 17				• Asia-Pacific market generally stable during year

†No one-off adjustments applied to these jurisdictions
*Australian Segment Revenue excludes inter-segment revenue

features	achievements
• Strongest AGE ("Australasian Gaming Expo") games release ever secures record September sales • Industry adversely impacted by new tax regime, "harm minimisation" measures and smoking restrictions	• *Saleslogix*™ Customer Relationship Management rolled out in NSW • Software revenue strategy maintained • 3rd Bonus Bank Concept *Lady Luck*™ rolled out
• New U.S. executive appointments • R&D centralised in Las Vegas • *OASIS*™ brand re-launched • Strong G2E showing	• Crucial barriers to entry to U.S. markets eliminated • Key Account focus established • Systems product plan formulated • Exceeded recurring revenue targets • Improved inventory controls
• South American contract issues resolved	• Restructured deals under stringent terms and conditions • Collected receivables • Reduced personnel and overhead • Integrated Latin America business operations into Las Vegas infrastructure
• Relationship with Sammy Corporation strengthened with extension of *Manufacturing Entrustment Agreement* • Market anomaly opportunity gave rise to 25% to 35% of sales	• Agent network successfully expanded to 40 agents • R&D capabilities expanded • New cabinet design developed for release in 2004 • Sustained quality in product and distribution
• Gambling Act passed in September • DIA moratorium imposed • *Reelpower*™ games released • Continuing rollout of *Hyperlink*™ at casinos • Successful launch of *Mr. Cashman*™ for hotels/clubs	• Market share increased over previous year • Service contract base increased over previous year • Overall game performance above floor average
• LPM opens up but revenues limited in 2003 • National Gaming Bill • Route Operator Licence applications submitted for Western Cape and Eastern Cape Jurisdictions	• Maintained position as No. 1 spinning reel video supplier • Effective adaptation to new environment with fewer casino openings • Increased focus on LPM market • Continued to dominate the casino management systems business
• *Hyperlink*™ products and *MKVI* games performing strongly wherever installed • Continuing growth in European jurisdictions	• Leveraged on success of *Hyperlink*™ products and *MKVI* games in jurisdictions in which the products have been released • Successfully continued expansion into Russia
• Malaysian import ban in place for most of 2003 • Company's largest order in Philippines	• Well positioned for other Asian jurisdictions (for example, Macau, Thailand and others) opening up

Australia



Australia	2003	2002
Segment Revenue**	$302.4 million	$361.7 million
Segment Contribution Profit	$83.5 million	$116.5 million
Segment Contribution Profit pre one-off adjustments†	$84.3 million	$116.5 million

* Refer to Note 3 in Financial Statements
Australian segment revenue excludes inter-segment revenue
For further information on one-off adjustments, refer to Financial Report

Revenue fell by 16.4% to $302.4 million and segment contribution profit fell by 28.3%. The fall in revenue reflects difficult market conditions and the advanced maturity of each of the Australian gaming jurisdictions. Notwithstanding the revenue decrease, the performance of staff in a challenging market was outstanding. Prices and margins were generally maintained in a difficult market.

2003 contribution profit (pre one-off adjustments) as a percentage of revenue was 4.3 points lower than 2002 because of changes in transfer prices effective 1 January 2003 and lower rebuild pricing.

The Australian market is mature and is likely to be subject to ongoing regulatory changes. The Company is working on initiatives to enhance market share and reduce operating costs.

The variety of games released at the *Australasian Gaming Expo*™ in August 2003 was the strongest ever released by Aristocrat at a trade show. A number of the Company's 2003 game releases have proved to be exceptionally successful. Two games in particular, *50 Lions*™ and *King of the Nile*™, are out-performing the Company's benchmark product, the 1997 *Queen of the Nile*™. These two games alone already comprise 5% of the New South Wales installed base of gaming machines. Early sales of *Dreamcatcher*™, which was released later in the year, are also encouraging.

The Company's *Hyperlink*™ products continue to out-perform the floor average in virtually every venue in which they are installed.

The innovative ball games, *Arishinko*™ and *Crazy Balls*™, proved to be exceptionally successful in New South Wales and Western Australia. *Arishinko*™ was released in Victoria in December 2003 and preliminary indications are favourable.

In New South Wales, Aristocrat's market share improved to 70% of the installed base during the year, a significant achievement in a difficult and highly competitive environment. New South Wales was adversely impacted by a number of changes in 2003 including the new tax regime, mandatory shut-down periods, a rigorous Social Impact Assessment ("SIA") process, continuing advertising restrictions and increasingly severe technical restrictions on game design.

Smoking restrictions in New South Wales impacted on the industry and are likely to continue to have a negative effect on revenue.

In Victoria, *Hyperlink*™ was approved for trial at four Tabcorp venues in November 2003, and performed well above floor average resulting in Tabcorp placing a significant 2004 order for venues across the state.

The *Tobacco (Miscellaneous Amendments) Act, 2002* (which came into force on 2 September 2002) continued to impact negatively on gaming in Victoria throughout the year. In November 2003, Victoria followed New South Wales by introducing legislation to ban "gaming machine advertising" outside gaming areas.

The Company's new products performed well in Queensland (where *Lucky Devil*™ and *Cashcade*™ were approved during the year) and in the Australian Capital Territory and Tasmania. *Mr. Cashman*™ was successfully launched in the club and hotel market in Tasmania.

In South Australia, the Company's performance was restricted by regulatory issues particularly in relation to game design. In addition to these issues, the Independent Gambling Authority recommended to Parliament that the number of gaming machines in the State be reduced by approximately 20% without compensation to owners.

New systems products developed during the year under review and scheduled for release during 2004 include *Systems Xpress*™ and, subject to regulatory approvals being received, *Ticket-out Ticket-in* ("TOTI") which has proved very successful in the United States.



The variety of games released at the *Australasian Gaming Expo*™ in August 2003 was the strongest range of games ever released by Aristocrat at a trade show. A number of the Company's 2003 game releases have proved to be exceptionally successful.



The Americas



North America	2003	2002
Segment Revenue*	$241.4 million	$294.1 million
Segment Contribution Profit/(Loss)	($24.2 million)	$46.2 million
Segment Contribution Profit pre one-off adjustments†	$8.2 million	$46.2 million

* Refer to Note 3 in Financial Statements
† For further information on one-off adjustments, refer to Financial Report

North America

Revenue fell by 17.9% from $294.1 million to $241.4 million, reflecting the strengthening Australian Dollar during the year. In local currency terms, revenue was flat.

Segment Contribution Profit fell as a result of the one-off adjustments detailed in the Financial Report (pages 21 to 26), an adverse change in sales mix and higher operating expenses.

The adverse change in sales mix reflects the $51.2 million decline in higher margin systems sales. This was offset, in part, by strong participation unit and conversion revenue growth.

While unit sales were flat in the first half, some improvement was evident during the second half. Aristocrat's installed base of participation units increased by 140% from 1,148 to 2,755 units over the prior corresponding period, a major highlight of the year.

The most significant gaming trend in the U.S. has been the overwhelming endorsement of cashless gaming by players and venues.

The approval of Aristocrat's *MKVI* and Ticket-in Ticket-out ("TITO") technology during the year has removed some of the key barriers to entry in the U.S. market.

With these barriers to entry removed, Aristocrat is in a position to start selling its best performing products in key states such as Nevada and New Jersey which together account for 37% of the U.S. market.

Other successes during the year included the launch of our first licensed, branded game, *Jeff Foxworthy*™ *You Might Be A Redneck If...*®, which proved to be one of the hits at the Global Gaming Expo ("G2E") held in Las Vegas in September 2003.

At the G2E, 86 new game titles were offered to customers. *Dollar Storm*™, *Lil' Lucy*™ and *Arishinko*™ generated significant customer interest. *Dollar Storm*™ is our first three-line, three-reel progressive. *Lil' Lucy*™ is a new bonus bank game.

The Company relocated its R&D centres in Tucson and Colorado Springs to its Las Vegas headquarters. The consolidation of games R&D and systems R&D will allow Aristocrat to capitalise on development and resource synergies and to develop games and systems more efficiently.

Another highlight of 2003 was the first multi-machine agreement reached with *Harrah's Entertainment, Inc.* for the installation of the Company's machines at all 25 of *Harrah's*® casinos. Shipments commenced in late December.

Aristocrat developed and implemented a key account sales strategy and, based on feedback from customers in Nevada and Atlantic City, refocused on its stepper games business. The Company submitted its first new stepper product for regulatory approval to Gaming Laboratories International, Inc. ("GLI") and to Nevada in December 2003 and plans to launch the first redesigned stepper game during 2004.

In 2004, the systems business is likely to remain flat. However the Company is confident of continued momentum in the growth of its participation unit base and is expecting increased *MKVI* platform placements.





South America

	2003	2002
Segment Revenue#	($20.6) million	$38.4 million
Segment Revenue pre one-off adjustments†	$5.5 million	$38.4 million
Segment Contribution Profit/(Loss)	($53.2) million	$9.2 million
Segment Contribution Profit/(Loss) pre one-off adjustments†	($7.6) million	$9.2 million

Refer to Note 3 in Financial Statements
† For further information on one-off adjustments, refer to Financial Report

The decline in revenue resulted from the difficulties encountered in late 2002 and early 2003. Revenue before one-off adjustments decreased by 85.7%, year on year, reflecting the extent of those difficulties and the strengthening Australian Dollar.

The disappointing Segment Contribution Loss resulted principally from the one-off adjustments detailed in the Financial Report (pages 21 to 26) and costs arising from various quality and logistical issues which have now been addressed.

During the year, Aristocrat's South American operations were restructured to reflect the change in strategic direction adopted by the Company. The Company introduced enhanced risk management procedures and controls and Aristocrat's local operations were restructured.

This restructuring included the adoption of a low risk distributor model to ensure that the Company maximises the opportunities in this important market. Agreements were concluded with several well-established gaming equipment distributors to market and place Aristocrat products in legal gaming operations.

A wide variety of new and refurbished video slot games was supplied to South America during 2003. At the Latin American Gaming and Entertainment Expo in November 2003, Aristocrat offered customers a Latin American version of its *Cash Express*™ *Hyperlink*™ local-area progressive and a number of *MKV* and *MKVI* video slot games including several poker and *Reel Power*™ titles.

Several *MKVI* video slots are being developed specifically for the Latin American market where many of the larger and more established gaming properties in the region are demanding newer and more sophisticated technology.

The South American business is expected to make a modest contribution to results going forward.









Japan



	2003	2002
Segment Revenue#	$360.7 million	$181.3 million
Segment Contribution Profit†	$87.7 million	$26.7 million

\# Refer to Note 3 in Financial Statements
† *There were no one-off adjustments made in relation to Japan*
For further information on one-off adjustments, refer to Financial Report

Revenue increased by 98.9% to $360.7 million. Segment Contribution Profit as a percentage of revenue is up 9.6 points to 24.3% as a result of lower agent commissions per unit combined with lower rework costs.

Aristocrat's pachislo operations in Japan provided the highlight of 2003. 83,687 units were sold in 2003, up 120.9% on the 37,883 units sold in 2002. The two games that accounted for over 80% of the sales were *Kyojin-No-Hoshi*™ ("Star of Giants") and *Mahha-Go-Go-Go*™ game ('Mahha' means speed).

The pachislo market in Japan is a unique market. The installed base of machines as measured by the National Police Agency was 1.6 million in 2002 (latest available data), slightly more than half of the installed base of the other type of popular Japanese game, pachinko machines (3.2 million in 2002).

Aristocrat is the fifth largest player in this large market where success depends on releasing the right game at the right time.

Player preferences change quickly and are extraordinarily difficult to predict. The major gaming companies compete fiercely for these changing preferences. Pachislo players frequently communicate by mobile phone regarding new game releases with the result that strong demand for a popular game can emerge very quickly.

Aristocrat was able to respond to a sudden increase in demand for its product due to its strong relationship with Sammy Corporation, one of the largest manufacturers of gaming machines in Japan. This relationship is of great importance to the Company's success in Japan where it is vital to release large volumes of product quickly to cater to demand that is volatile as a result of such rapidly shifting player preferences.

Sammy Corporation integrates Aristocrat's pachislo machines under a *Manufacturing Entrustment Agreement* which was renewed in December 2003. Allocation of highly efficient production resources to *Mahha-Go-Go-Go*™ by Sammy Corporation permitted Aristocrat to satisfy the surge in demand for this product that occurred during the year and was critical to the success enjoyed by the Company in Japan.

Aristocrat wishes to formally acknowledge its gratitude and respect to Sammy Corporation and to thank the President of Sammy Corporation, Hajime Satomi and his staff, for the very considerable assistance provided by Sammy Corporation to Aristocrat in this regard.

The very strong result in the second half is due to some extent to local regulators requiring the withdrawal of certain competitor machines which did not comply with regulatory requirements. This situation provided an opportunity for the placement of Aristocrat machines. It is estimated that this market anomaly contributed between 25% and 35% of Japanese revenue.

New regulations are expected to be introduced in July 2004. It is likely that games approved after the new regulations are introduced will be less popular with players and this is expected to impact on pachislo sales.

As a result of these unique circumstances, it is difficult to predict the extent to which the Company's success in 2003 will be repeated in 2004/2005, although the Company is actively working on initiatives to mitigate any impact on results.

The very strong result in the second half is due, to a large extent, to local regulators requiring the withdrawal of certain competitor machines which did not comply with regulatory requirements. This situation provided an opportunity for the placement of Aristocrat machines. It is estimated that this market anomaly contributed between 25% and 35% of Japanese revenue.



New Zealand



	2003	2002
Segment Revenue#	$40.2 million	$51.4 million
Segment Contribution Profit†	$14.9 million	$20.1 million

Refer to Note 3 in Financial Statements
† There were no one-off adjustments made in relation to New Zealand
For further information on one-off adjustments, refer to Financial Report



New Zealand

Revenue decreased by 21.8% to $40.2 million reflecting the difficulties that arose as a result of regulatory and legislative changes.

Although the results for the first half of 2003 were promising, operations were adversely impacted by the events of the second half.

The *Gambling Act 2003*, passed in September, implemented a number of measures that impacted negatively on the market.

After the legislation was passed, the New Zealand regulator, the Department of Internal Affairs ("DIA"), announced further administrative measures that impacted significantly on revenue during the second half.

Highlights of the year included the Company's casino business which was 40% ahead of the previous year, the rollout of strong *MKVI* games, the launch of *Reel Power*™ games, the performance of new *Hyperlink*™ games and the Company's increasing market share in each of the club, hotel and casino market segments.

The *Smoke-free Environments Amendment Act 2003* will prevent smoking in all indoor bars, clubs, restaurants and casinos from December 2004. Based on the impact of the introduction of less severe smoking restrictions in Victoria in 2001, it is expected that this legislation will impact negatively on gaming revenues in New Zealand from 2005 onwards.









Other international



	2003	2002
Segment Revenue#	$65.7 million	$46.5 million
Segment Contribution Profit†	$17.6 million	$12.9 million

Refer to Note 3 in Financial Statements
† There were no one-off adjustments made in relation to "Other International"
For further information on one-off adjustments, refer to Financial Report

Revenue from other international markets increased by 41.3% from $46.5 million to $65.7 million driven. This result was driven by strong growth in Europe, principally through sales to Russia.

Europe

The European business recorded strong growth, year on year.

Aristocrat's *Xcite*™ platform was launched for Europe at the International Casino Exhibition ("ICE") in London and resulted in sales to customers in Russia, Germany, Holland, Italy, Hungary, Romania, Malta and Latvia during the year.

Aristocrat and its two Russian distributors exhibited at the 2003 Eastern European Leisure Exhibition ("EELEX") in Moscow. Twelve new Xcite games were launched at EELEX, together with *Mr. Cashman*™, the first *Bonus Bank*™ for Europe. The new games were well received with strong growth indicators continuing for the large gaming market in the Russian Federation.

Aristocrat Europe has kept a watching brief on the U.K. market, where the *Gambling Bill* is not expected to be finalised until 2005/6. In the meantime, amendments to the existing *Gaming Act that came into effect in December 2003* allow Aristocrat product to be offered in the U.K. market.

The Company's development project with Holland Casinos produced the soccer themed *Hyperlink*™ product, *Super Champions*™. This was delivered to Holland Casinos in late 2003, ready for a nationwide launch early in 2004.

South Africa

The South African business reported difficult trading conditions, with only one new casino opening during the year. The principal business focus accordingly shifted to the replacement of stepper product with video games.

Although the Limited Payout Machine market in the Mpumalanga jurisdiction opened up in 2003, no significant revenue was derived from this segment of the market due to the *fact that the market opened up late in the year.*

The 20,000 gaming machine market in South Africa was adversely impacted by the proposed introduction of the *National Gambling Bill*. The Bill was released in 2003 and is expected to be come into force during 2004. It is expected to implement a range of restrictions that will impact negatively on the South African gaming industry.

Asia-Pacific

The Asia-Pacific market appears to be recovering following a stable 2003. In Malaysia, import restrictions on gaming machines prevailed for most of the year. Gaming in the Philippines is continuing to expand and the first gaming machine orders from customers in Macau were received.









Research and development

Aristocrat's Research and Development division ("R&D") represents the creative heart of the Company. It is based in Sydney and Melbourne in Australia, Las Vegas in the United States and Tokyo in Japan.

Aristocrat's commitment to the development of innovative and entertaining games is evidenced by the $63.4 million (6.4% of revenue) invested in research and development in 2003. In a recent edition of *Business Review Weekly*®, Aristocrat was ranked tenth highest in a list of companies spending the most on R&D in Australia and New Zealand.

ames

Entertaining and imaginative games are the key to our business. Aristocrat produced a particularly successful range of exciting games in 2003. These are referred to in the individual country reviews.

New products

During 2003, the Company developed a number of key products scheduled for launch during 2004. These include new *Hyperlink*™ themes, new *Bonus Bank*™ themes and an innovative Multi-Denomination/Multi-Game product.

A live field trial of the new *System Xpress*™ product took place during 2003. *System Xpress*™ is a competitive *Windows*® based product designed for new sites. It will provide a new installed base in hotel and club markets when launched.

The Company also demonstrated Ticket-out Ticket-in ("TOTI") functionality on its *DACOM*™ system and *MKVI* platform to key customers. The success of the technology in the United States suggests it will be equally popular in Australia. The Company anticipates regulatory approval of the TOTI technology in Australian jurisdictions during 2004.

During the year, the Company's Engineering Division developed the *Xtreme*™ dual screen machine which will form the platform for Aristocrat's forthcoming *Multigame*™ and new *Hyperlink*™ themes.

In the United States, the Company has continued to seek ways to improve its *OASIS*™ network systems product. During 2004, a number of further innovative applications for this product will be rolled out across the entire *OASIS*™ customer base, setting a new benchmark in reliability and functionality for systems products.

The Company is also evaluating other opportunities in North America, particularly Class II gaming and Video Lottery Terminals.

Regulatory issues

Regulatory approval of new games and new products is of vital importance to the Company. The securing of regulatory approval of Aristocrat's *MKVI* Ticket-in Ticket-out ("TITO") base which now permits Aristocrat to sell its strongest products across the United States was the most significant regulatory achievement during 2003.

During the year under review, the Company received approval for cashless and ticket printer functionality across Aristocrat's entire systems range (*DACOM 5000*™, *DACOM S6000*™ and *Computa Game*™).

The regulatory position in Australia remains challenging. An increasing number of changes to technical standards has impacted significantly on the regulatory approval process. The Company's R&D team worked closely with regulators and industry groups to address the issues that arose during the year. Particularly important was the work carried out by the Technical Committee of the *Australasian Gaming Machine Manufacturers Association ("AGMMA")*. The environment is likely to remain a dynamic one requiring the Company to react quickly to changes in technical standards.

1. The Company's new *System Express*™ in field trial at Randwick Rugby Club in Sydney


2

Manufacturing

Aristocrat's manufacturing facilities located at Rosebery, Sydney, Australia are the largest gaming machine manufacturing facilities in the Southern Hemisphere. Manufacturing covers procurement, inventory management, logistics, assembly and manufacturing of gaming machines and signage.

Other than machines assembled in Japan, virtually every gaming machine that the Company has ever produced has passed through the Rosebery loading docks.

In November 2003 Aristocrat received re-certification as a quality endorsed company under ISO 2000.

The principal achievements of the Company's manufacturing operations included productivity improvements, the introduction of a new inventory management process, successful cost reduction measures, the building of a new logistics organisation and procurement improvements. This resulted in continuous manufacturing cost reduction, year on year, with the result that expenditure has been reduced to 2001 levels.

Procurement processes were improved through the consolidation of all Australian purchases into a new "Purchase Order Process". This has significantly improved control and permitted better leverage in terms of purchasing power.

Following the review process initiated by management, a decision was made to discontinue production of a number of "non-core" manufacturing products and processes and source them from overseas to capitalise on the strong Australian Dollar.

Another major initiative of the Company has been the initiation of a cross-functional project to reduce complexity in all areas of the business. The goals of this project include reduction of the number of products offered to market, reduction of the number of inventory items and the design of a new range of products to reduce overall complexity.

The Company's manufacturing operations in the United States appointed key staff, reduced the total workforce and improved productivity. Enhanced manufacturing standards for safety, quality and delivery to promise were introduced and have resulted in the United States now delivering the highest levels of quality and delivery on time and at the lowest cost achieved to date by the Company.

The principal achievements of the Company's manufacturing operations included productivity improvements, the introduction of a new inventory management process, successful cost reduction measures, the building of a new logistics organisation and procurement improvements.

2. The Company's products and components are checked at least quarterly by Underwriter's Labratory ("UL"), the largest certification body for electrical products in the world. A UL Certification confirms that the Company is meeting the highest safety standards for electrical products



Our people

Our staff are our most valued asset. The Company is constantly improving its efforts to attract and retain the best qualified people for our business.

Aristocrat employed 2,039 people globally as at 31 December, 2003.

Our staff are our most valued asset. The Company is constantly improving its efforts to attract and retain the best qualified people for our business.

Training and development to assist staff to perform existing roles more efficiently and to perform new roles are important to the Company and its employees. A *Lead On*™ management training program was offered to over 100 managers and an *Evolve*™ on-line training and career development system was introduced during the year. *Evolve*™ permits staff to access training on-line anywhere and at any time.

The Company is committed to maintaining an environment where good working relations are the norm. Our core values of respect and fairness are an integral part of our workplace. We recognise and value the contribution made by our diverse workforce – there are over 70 nationalities working in our Rosebery manufacturing facilities alone.

The Company has worked hard to ensure that communication and consultation form an essential part of our decision making process. A number of educational programs have been implemented to ensure that all employees are aware of their responsibilities to each other and to safety in the workplace.

These programs also enable employees to actively participate in career development opportunities.

Communication, working together and safety at all times are three of the key messages that are passed on to all staff through the Company's rigorous safety, induction and on-going training programs.

1. In 2003, Aristocrat's Americas business supported the American Heart Association and its efforts to fight heart disease and stroke. A number of employees raised money and showed their support by joining in the American HeartWalk in Las Vegas on September 20, 2003



Financial report

Summary

The Company reported a loss after tax of $106.0 million for the year. This result included a number of one-off adjustments totalling $160.0 million after tax. The underlying profit before these one-off adjustments of $54.0 million was 32.6% lower than the prior year's $80.1 million. These results are summarised below:

	Result pre one-off adjustments $ million	One-off adjustments $ million	Reported result $ million	Prior year result $ million
Total revenue	1,021.3	(26.1)	995.2	976.5
Earnings before Interest, Tax, Depreciation and Amortisation	143.4	(182.8)	(39.4)	174.0
Earnings before Interest and Tax	103.5	(187.5)	(84.0)	137.2
Profit / (Loss) before Tax	87.7	(187.5)	(99.8)	120.2
Profit / (Loss) after Tax	54.0	(160.0)	(106.0)	80.1

The Company's financial position remains sound with solid underlying operational trading performance and strong operational cash flows. The cash flow performance was a highlight of the year with operational cash flow increasing by $125.4 million to $204.4 million. Net debt at year end of $70.2 million compares to $292.1 million at the end of 2002. This result reflects the underlying strength of the business, a continued focus on working capital reduction and an overall increased emphasis on cash management.

Statement of financial performance

Revenue

Total revenue increased 1.9% to a record $995.2 million. Revenue before one-off adjustments totalled $1,021.3 million, a 4.6% increase on the prior year despite the translational impact of the strengthening Australian Dollar during the year. Had exchange rates remained at 2002 average levels, current year Australian Dollar translated revenue would have been $107.0 million higher than reported, a 12.9% increase over the prior year.

A significant portion of the Company's total revenue increase before one-off adjustments was driven by the Japanese business which increased revenue by $179.4 million (98.9%). This increase was offset by revenue declines in Australia (down $59.3 million, 16.4%), North America (down $52.7 million, 17.9%), South America (down $32.9 million on a pre one-off adjustment basis, 85.7%) and New Zealand (down $11.2 million, 21.8%). Revenue from Asia, Europe and South Africa, while small in comparative terms, showed an increase of $19.2 million or 41.3% on the prior year. These results are discussed in more detail on pages 10 to 17.

Earnings

Earnings before interest, tax and one-off adjustments declined by 24.5% or $33.7 million compared with 2002. This decrease reflects the reduction in higher margin North American systems and Australian platform and conversions revenue partially offset by the growth in lower margin Japanese revenue.



The net interest charge for the year fell marginally from $16.9 million to $15.8 million. Interest income increased by $2.4 million, reflecting higher cash deposits but was offset by increased interest expense resulting from higher effective interest rates and average debt levels.

Reported earnings per share declined from 17.7 cents in 2002 to a loss of 22.9 cents. On a pre one-off adjustments basis, earnings per share were 11.7 cents.

Tax

The effective, pre one-off adjustments, tax rate for the year of .4% differs from the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials.

The Company's result for the year placed the Australian business in a tax loss position resulting in virtually no tax being payable for the year. In the absence of unforeseen events, the Company expects to utilise these tax losses over the next year.

As a result of tax losses arising in the year, the Company had insufficient franking credits available to fully frank the final dividend for the year. Given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible at this point to reliably determine the extent to which future dividends will be franked.

One-off adjustments

As a result of a number of decisions taken during the year together with the asset and liability review announced in November 2003, a number of one-off adjustments, totalling $160.0 million after tax, have been recognised in the year. It is important to note that these one-off adjustments will have little effect on the future cash flow of the Company.

The one-off adjustments comprise:

(1) A reassessment of the carrying value of the Casino Data Systems ("CDS") goodwill, the Company's U.S. casino management systems and stepper business ($86.3 million, pre and post tax). This adjustment was necessary due to the deterioration in the performance of CDS during the second half and the revised outlook. While initiatives were commenced during the second half to rectify legacy issues in the existing systems business, re-launch the business's stepper product and increase utilisation of its Wide Area Progressive ("WAP") licence, CDS is unlikely to deliver significant profit growth in the short term.

As a result, the Company has booked an adjustment to the carrying value of the CDS goodwill. There is no cash effect from this one-off adjustment. There will, however, be a reduction in the on-going amortisation charge of approximately $5.0 million per annum. In addition to the profit and loss charge, a further $71.9 million has been charged to the foreign currency translation reserve to revalue the CDS goodwill at the current exchange rate as required by Australian Accounting Standards.

(2) $19.5 million ($12.6 million post tax) following the clarification of the Company's rights and obligations under prior contractual arrangements with its Peruvian distributor, Corporacion Meier S.A.C. This was in line with the announcement provided to the market on 18 November 2003.

At the time of re-negotiation of these contracts, the Company applied its updated revenue recognition guidelines to the revised agreements, resulting in previously recognised revenue being transferred to deferred revenue.

The balance of the one-off adjustment reflects costs associated with concluding the revised agreements, net of cash payments received between the date of re-negotiation and 31 December 2003. There is minimal future cash effect of this charge. Future reported profits will benefit as deferred revenue is recognised as cash is received.

(3) Costs associated with the restructuring of South American contracts announced in the first half, totalling $21.4 million ($14.0 million after tax). There is no future cash or profit effect from this one-off adjustment.



(4) Provisioning for obsolete and excessive inventories of $27.6 million ($18.3 million after tax). This adjustment, part of which was booked and announced in the first half, results from a re-evaluation of the Company's product range and the likely realisation of inventory holdings going forward in light of the expected launch of newer generation technologies. There is no future cash or profit impact of this adjustment.

(5) Additional provisioning for doubtful debts in the American business of $8.8 million ($5.7 million after tax), part of which was booked and announced in the first half. There is no future cash or profit impact of this adjustment.

(6) A write-down of land and buildings totalling $5.5 million ($4.5 million after tax) resulting from independent assessments of the recoverable amounts of the Company's freehold properties. The charge to the profit and loss account is after applying $0.7 million against the brought forward asset revaluation reserve. This one-off adjustment is non-cash and will have a negligible impact on future results.

(7) A $7.4 million ($4.8 million after tax) write-down of the carrying value of intellectual property rights previously recorded in the balance sheet. This non-cash adjustment, which was announced at the first half, has been made to more appropriately reflect the future value of the income that the Company expects to derive from using these rights.

(8) Costs associated with resolving legacy issues in the U.S. systems business, totalling $2.6 million ($1.7 million after tax). These costs, which were announced at the first half, were incurred and paid during the year.

(9) Redundancy and termination costs totalling $3.7 million ($2.4 million after tax), resulting from management changes in the U.S. and Australian businesses which were announced at the first half. These costs, which have no impact on future profits, were predominantly incurred in cash during 2003 with the balance payable during 2004.

(10) Other asset write-downs totalling $4.8 million ($3.9 million after tax), including the write-off of the TGS goodwill announced at the first half and adjustments to the carrying value of participation machines in the U.S. These non-cash adjustments do not have any significant impact on future reported results.

(11) Adjustments to tax expense totalling $5.8 million relating to prior year transactions. As deferred tax liabilities crystalise and tax losses are utilised, this adjustment will result in future cash outflows.

Collectively, these one-off adjustments have no impact on the Company's banking covenants.

Statement of financial position

Individual assets and liabilities denominated in foreign currency have been impacted by the strengthening of the Australian Dollar during the year, although in net terms the impact before the foreign exchange revaluation of CDS goodwill amounted to only $6.3 million.

Working capital fell from 30.3% to 11.1% of revenue reflecting the increased focus on cash management, foreign exchange translation impacts and increased inventory provisioning.

The reduction in intangibles largely results from the write-down of CDS goodwill of $86.3 million (discussed under one-off adjustments above), the revaluation of goodwill carrying values using current exchange rates and the annual amortisation charge.

Current and deferred tax assets have increased by an aggregate of $39.1 million largely due to tax losses and timing differences, some of which resulted from the one-off adjustments booked during the year. Tax payable has increased by $31.1 million reflecting higher tax liabilities on trading profits in Japan and Europe.

Deferred revenue (included within other current and non-current liabilities) fell from $80.4 million to $62.0 million. This reduction primarily results from changes in foreign exchange rates. The closing balance comprises $37.2 million relating to South American contracts, outstanding Value Added Customer Agreements ("VACA") and prepaid conversions in Australia of $10.3 million with the remainder being revenue received in advance in North America and Europe.

Current provisions have decreased as a result of the change in accounting for dividends as noted in the Financial Statements.

In overall terms, net assets fell from $398.1 million to $218.7 million. This reduction primarily reflects the loss for the year and the revaluation of the carrying value of goodwill to current exchange rates in accordance with Australian Accounting Standards. Net tangible assets increased marginally from $143.5 million to $148.0 million over the year.

Statement of cash flows

One of the Company's key strategies during the year was to improve cash management. This increased focus resulted in a significant improvement in cash from operations which increased from $79.0 million to $204.4 million during the year, a highlight of the year's performance.

Strong cash flows enabled the Company to repay its bank debt during the second half, leaving only the U.S.$130 million convertible bonds and a nominal bank loan outstanding.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements and separating out the impact of one-off adjustments, is set out below:

	2003 $ million	2002 $ million
Net debt – opening balance	**(292.1)**	**(290.6)**
EBIT pre one-off adjustments	103.5	137.2
Depreciation and amortisation pre one-off adjustments	39.9	36.8
EBITDA pre one-off adjustments	143.4	174.0
Net loss on sale of non-current assets	0.7	0.1
Net foreign exchange differences	20.1	5.0
Interest paid	(15.5)	(16.9)
Net tax (paid) / refund	6.1	(62.7)
Cash impact of one-off adjustments	(4.7)	–
Change in operating assets and liabilities	54.3	(20.5)
Net cash inflow / (outflow) from operating activities	**204.4**	**79.0**
Net cash inflow / (outflow) from investing activities	(21.8)	(59.4)
Share issues	9.3	4.6
Dividends paid	(33.1)	(49.7)
Movement in net debt	**158.8**	**(25.5)**
Effect of exchange rate changes on net debt	63.1	24.0
Net debt – closing balance	**(70.2)**	**(292.1)**



Improved working capital reflecting the focus on cash management contributed $54.3 million to cash from operations with the balance primarily generated from trading activities. Net other operating cash flows, including those related to one-off adjustments, were relatively immaterial. The net inflow from the working capital reduction and the net tax refund (versus a net payment in 2002) were the key drivers of the significant improvement over the prior year.

The net cash outflow from investing activities fell $37.6 million to $21.8 million reflecting in part non-recurring expenditure in the prior year. In this regard, 2002 cash flows included capital expenditure in relation to the establishment of the Company's U.S. head office in Las Vegas and the $16.5 million cost of the Hanson acquisition. Furthermore, investing cash flows in 2003 benefited from the proceeds of sale of the Balmoral property. Approximately 60% of the year's capital expenditure of $30.6 million relates to participation unit placements in the U.S.

The Company benefited from the strengthening of the Australian Dollar during the year which resulted in a $63.1 million reduction in the Australian Dollar value of its foreign denominated net debt.

The cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2003 of 3 cents per share ($14.1 million) has been declared and was paid on 24 March 2004 to shareholders on the register at 5:00pm on 10 March 2004. The dividend was franked to the extent of 40%. A fully franked interim dividend of 3 cents per share ($13.8 million) was paid on 9 September 2003 in respect of the six months ended 30 June 2003. The total dividend paid and payable in respect of the 2003 year is 6 cents per share.

A final dividend in respect of the year ended 31 December 2002 of 6.5 cents per share ($29.7 million) was paid on 18 March 2003. That dividend was fully franked.

The Dividend Reinvestment Plan ("DRP") will operate in respect of the final dividend for the year ended 31 December 2003. It also operated in respect of the interim dividend paid on 9 September 2003 and the final dividend in respect of the 2002 year paid on 18 March 2003. The Directors intend to exercise their discretion under the rules of the DRP to amend the DRP issue price for the purposes of the 2003 final dividend because they consider it will be appropriate to preserve equity between those participating in the DRP and shareholders who do not participate. The DRP price (before discount) determined in accordance with the DRP will be adjusted in light of the average of the daily volume weighted share prices on the five Business Days following the Record Date. A discount of 5% will then be applied to determine the final DRP issue price.

Banking facilities

During the year, the Company took the opportunity to rationalise and re-negotiate its banking facilities. In doing so, the Company reduced its overall banking facilities available to $137.6 million at 31 December 2003. The Company is confident that given the strong cash generation of the business and the substantial cash on hand which totalled $104.0 million at year end, these facilities are adequate to meet the on-going requirements of the business.

Debt ratios

The Company's prima facie debt ratios for 2003 have been distorted by the one-off adjustments referred to above. Pre one-off adjustments, interest and debt coverage ratios remain very strong:

	2003	2002
Debt/EBITDA*	1.2X	2.1X
Net debt/EBITDA*	0.5X	1.7X
EBITDA*/interest expense	6.8X	8.7X
Debt/equity	79.7%	91.0%
Net debt/equity	32.1%	73.4%

* Pre one-off adjustments

For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.






Credit rating

Standard & Poor's reviewed the Company's credit rating twice during the year, resulting in its credit rating being lowered from BB+ at the start of the year to BB-. The Company is disappointed at this outcome given its strong cash flow generation and conservative interest and debt coverage ratios going forward.

Foreign exchange

The Company applied exchange rates prevailing at the year end in translating the overseas balance sheets of controlled entities at 31 December. Generally, the Company translated profits earned offshore at the month end rate for each month.

In Japan, the Company's revenue and costs are predominantly Yen based. Local profitability is not, therefore, significantly impacted by changes in foreign exchange rates, although the business's Australian Dollar translated profits vary as foreign exchange rates change. Elsewhere, the current mix of the Company's offshore earnings and underlying currencies of its major input costs provide to some degree, natural hedges over time against adverse movements in foreign exchange. However, timing differences may result in short-term impacts on profitability. The degree to which natural hedges operate effectively will also vary as the mix of the Company's business and underlying input costs change.

Despite the existence of natural hedges reducing the impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation at individual reported income and expense levels as the Australian Dollar translated equivalent of foreign denominated amounts vary as exchange rates change.

Foreign exchange rates compared with 2002 for key currencies are shown below:

AUD:	2003 Year end	2002 Year end
USD	0.7529	0.5645
JPY	81.60	67.46
NZD	1.1589	1.0810

Accounting and reporting developments

The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting the Group.

In the current year, the Company has implemented the requirements of revised accounting standards, including *AASB 1028 Employee Entitlements* and *AASB 1044 Provisions, Contingent Liabilities and Contingent Assets*. Details of the impact of these changes are set out in Note 1(x) of the Financial Statements.

The Company has been evaluating the impact of the planned introduction of International Financial Reporting Standards which will first impact the Company's reported results from 1 January 2005. At this stage, based on draft pronouncements, the most significant impacts on the Company's financials of the adoption of International Financial Reporting Standards are expected to be in relation to the accounting for goodwill amortisation, taxation and the expensing of employee option plan costs.





Shareholder information

as at 27 February 2004

Distribution of equity securities [1]

Size of holding	Optionholders [2]	Shareholders [3]	Number of shares [4]	% of issued capital
1 – 1,000	Nil	5,433	3,285,439	0.70
1,001 – 5,000	11	8,900	22,055,189	4.69
5,001 – 10,000	3	1,828	13,771,851	2.93
10,001 – 100,000	91	1,361	31,386,762	6.67
100,000 and over	17	125	399,887,243	85.01
TOTAL	**122**	**17,647**	**470,386,484**	**100.00**

(1) The Company has on issue 130,000 US$1,000 Convertible Subordinated bearer bonds (see Note 23 to the Financial Statements). The Company does not have the details of the holders of the bonds, which are not listed

(2) All options issued under Aristocrat's Employee Share Option Plan "ESOP" (the "Plan") to take up ordinary shares in the Company subject to the rules of the Plan are unquoted and non-transferable. (For details of the Plan, refer Note 34 to the Financial Statements)

(3) There is only one class of shares

(4) There were 726 holders of less than a marketable parcel of shares

Substantial shareholders

Name	Number of shares[5]	% of issued capital[6]
Thunderbirds Are Go Pty Ltd	32,454,544	6.90
Writeman Pty Ltd	32,276,160	6.86
Serioso Pty Ltd	32,210,772	6.85
Maaku Pty Ltd	24,373,432	5.18
Capital Group	23,644,128	5.03

(5) As disclosed in last notice received

(6) The percentage set out in the notice is calculated on the total issued capital of the Company on the day the notice is lodged

Twenty largest shareholders as at 27 February 2004

Total number of shareholders: **17,647**
Total number of shares issued: **470,386,484**

	Name	Number of shares	% of issued capital
1	Westpac Custodian Nominees Limited	69,198,436	14.71
2	National Nominees Limited	43,632,833	9.28
3	ANZ Nominees Limited	24,448,723	5.20
4	CJHA Pty Limited (CJHA Family A/C)	17,176,752	3.65
5	Maaku Pty Ltd (HMHA Family A/C)	16,373,432	3.48
6	Writeman Pty Ltd (PLHA Family A/C)	16,276,160	3.46
7	Thunderbirds Are Go Pty Ltd (SDHA Family A/C)	15,966,787	3.39
8	Serioso Pty Ltd (GGHA Family A/C)	15,810,772	3.36
9	JP Morgan Nominees Australia Limited	15,521,948	3.30
10	Arminella Pty Limited (SJHA Family A/C)	14,340,000	3.05
11	ECA 1 Pty Ltd (CA Family A/C)	12,077,622	2.57
12	Citicorp Nominees Pty Limited	11,938,559	2.54
13	AMP Life Limited	9,740,007	2.07
14	Margarete Pty Ltd (MCA Family A/C)	9,377,316	1.99
15	Niako Investments Pty Ltd	6,426,944	1.37
16	Writeman Pty Ltd (The AEA Childrens A/C)	6,000,000	1.28
17	Writeman Pty Ltd (The AJA Childrens A/C)	6,000,000	1.28
18	Thunderbirds Are Go Pty Ltd (The Gardeners A/C)	5,687,761	1.21
19	ANZ Nominees Limited	4,780,350	1.02
20	Reserve Properties Pty Ltd (NBF Investments A/C)	4,667,914	0.99
TOTAL		**325,442,316**	**69.20**

Voting rights
The voting rights attaching to ordinary shares are that, on a show of hands, every member present in person or by proxy has one vote and upon a poll, each share has one vote. Optionholders and convertible bondholders have no voting rights.

Regulatory considerations affecting shareholders
Aristocrat Leisure Limited and its subsidiaries could be subject to disciplinary action by gaming authorities in some jurisdictions if, after receiving notice that a person is unsuitable to be a shareholder, that person continues to be shareholder. Because of the importance of licensing and authorisation to the Company and its subsidiaries, the Constitution contains provisions that may require members to provide information and also gives the Company powers to divest or require divestiture of shares, suspend voting rights and withhold payments of certain amounts to shareholders or other persons who may be unsuitable.

Shareholder enquiries
You can access information about Aristocrat Leisure Limited and your holdings via the internet.

Aristocrat's web site, www.aristocratgaming.com, has the latest information on Company announcements, presentations and reports. Shareholders may also communicate with the Company via its website. In addition, there is a link to the Australian Stock Exchange to provide the current share price.

The Company's share registry, ASX Perpetual Registrars Limited, manages all your shareholding details. Visit www.asxperpetual.com.au and access a wide variety of holding information, make changes to your holding record and download forms. You can access this information via a security login using your Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN") as well as your surname and postcode (as recorded on your holding statement).

Dividend payments
You are reminded to bank your dividend cheques immediately. You may arrange to have the share registry bank your dividends for you to any nominated bank, building society or credit union account within Australia. Contact the share registry (contact details set out on page 92 or visit its website to obtain a Request for Direct Credit of Payments form. Dividend monies that are not banked are required to be handed over to the State Trustee under the *Unclaimed Monies Act 1995*.

As an alternative, shareholders may consider participation in the Dividend Reinvestment Plan ("DRP") in respect of all or part of their holding. Forms to participate are available from the share registry.



Corporate governance

The following is a description of the Company's main corporate governance principles and practices in place during the year under review with a commentary on areas of non-compliance with the ASX Corporate Governance Guidelines.

BOARD OF DIRECTORS

1. Role

The primary role of the Board is to optimise Company performance and increase shareholder wealth by:

(a) determining the Company's strategic aims;
(b) appointing the leadership to put the aims into effect;
(c) monitoring the management of the business;
(d) monitoring - the performance of the Group
- the performance of the Chief Executive and the senior management team
- communication with shareholders
- compliance with key policies, regulations and controls;

(e) reporting to shareholders on their stewardship;
(f) ensuring that a proper system of controls, information and risk management systems and legal compliance exists; and
(g) reviewing its own performance.

The Board has approved a charter of the matters for which it is responsible and the powers reserved to it and the charter is published on the Company's web site at: www.aristocratgaming.com.

As soon as the Company's Governance Principles document has been completed, the Committee Charter will also be published on the web site.

Due to the restructuring of the Board during 2003, the Board has not carried out a review of its own performance but intends to do so during 2004.

2. Membership

(a) The Board should comprise members with a broad range of skills and experience. Experience in international business, gaming, marketing, finance and technology is particularly valued because of the importance of these areas to the Company's future development.
(b) The Board currently comprises six Non-Executive Directors (and one Executive Director; their skills and experience (which are set out on page 35) include international business, gaming and entertainment, finance and Government and compliance. None of the Non-Executive Directors has, in the opinion of the Board, any other significant business or other links to the Group, which could materially interfere with the exercise of their independent judgement. The Non-Executive Directors are therefore all independent.
(c) The Chair of the Board and of each of its three Committees is an independent Non-Executive Director. The positions of Chair and Chief Executive Officer are not held by the same person.
(d) Directors retire from the Board after 12 years service.
(e) The conditions of service for Non-Executive Directors are embodied in a service agreement with the Company.

The Board and the Audit Committee review all related party transactions and Directors' relationships regularly – if they conclude that a particular transaction or relationship is immaterial to all of the Company, the other party and the Director involved, they may conclude that the Director's independence is not compromised.

3. Remuneration

Non-Executive Directors are paid a single fee for all Board and committee work which recognises not only the work they do but also the impositions of the strict regulatory environment within which the Group operates. The current fee for the Chairman is $220,000 per annum, for Non-Executive Directors resident in the United States, US$70,000 per annum and for Non-Executive Directors resident in Australia, $100,000 per annum. The Chair of the Audit Committee receives an additional fee of A$20,000 per annum, the Chair of the Regulatory Compliance Committee an additional fee of US$15,000 per annum and the Chair of the Compensation & Nomination Committee an additional fee of A$10,000 per annum. The Board has determined these fees after seeking external advice in Australia and the United States. There is no performance-related component in the fees.

4. Committees

The Board is assisted in fulfilling its responsibilities by three committees whose terms of reference are summarised below – the Audit Committee, the Compensation and Nomination Committee and the Regulatory Compliance Committee. The Board has also approved the establishment of a Risk Review Committee comprised principally of senior executives but with the right for any Director to attend.

5. Licensing

Directors must resign should a Gaming Authority require them to do so or should their position as Director raise the possibility of a contravention of a Gaming Law or of the withholding, revocation or withdrawal of a Gaming Licence.

6. Independent Professional Advice

Directors have the right, in connection with their duties and responsibilities as Director's, to seek independent professional advice at the Company's expense, subject to prior consultation with the Chairman and to the Company also being provided with a copy of the advice.

7. Retirement Allowances

The Board has resolved to terminate the existing retirement allowances benefit with effect from 4 May 2004 on the basis that Directors appointed after 30 June 2003 are not entitled to such an allowance; it is expected that Directors' fees will rise as a consequence and the Board intends to seek shareholder approval for an increase in the amount allocated for Directors' fees. Entitlements to retirement allowances accrued at 4 May 2004 will be frozen, indexed to the Consumer Price Index and only paid out on the retirement of a Director from the Board.

CHARTERS AND COMPOSITION OF COMMITTEES

1. Audit Committee

Under the charter of this Committee, its main responsibilities are to: -

(a) review and assess the adequacy of the Company's financial risk management policy and procedures and internal controls;
(b) review annual and half-yearly accounts and accounting policies and practices;
(c) monitor compliance with laws and regulations;
(d) review the scope and terms of engagement of the external audit and ensure effective and efficient audits are undertaken;
(e) review non-audit transactions carried out by the auditors and assess any likely impact on their conduct of the audit or their independence;
(f) review the scope and conduct of the internal audit function; and
(g) monitor the standard of corporate conduct in relation to related party transactions and conflicts of interest.

The Committee currently comprises David Simpson as the Chair, John Pascoe and Bill Baker. Details of the qualifications of members of the Committee and their attendance at meetings is set out in the Director's Report (pages 35 to 42). The Committee will meet as frequently as required but not less than four times a year in future. The Chief Executive Officer and Chief Financial Officer have the right to attend and be heard at meetings of the Committee. The Company Secretary is the secretary of the Committee.



2. Compensation & Nomination Committee

The role of this Committee is to review and make recommendations to the Board on remuneration policies for the Group and on compensation packages for Board members and for the Chief Executive Officer and his direct reports. The Committee is also responsible for reviewing the performance, size and structure of the Board and for making appropriate recommendations to the Board, including selecting a shortlist of suitably qualified candidates when a need for new Non-Executive Directors is identified. The Committee can seek assistance from external advisers in preparing its recommendations.

The Committee currently comprises Penny Morris as the Chair, John Pascoe and Alan Steelman. The General Manager, Human Resources, has the right to attend and be heard at meetings of the Committee. The Company Secretary is the secretary of the Committee.

3. Regulatory Compliance Committee

This Committee assists the Board and the executive in obtaining information necessary to make decisions in hiring, regulatory compliance and entering into or continuing business associations. It reviews existing and proposed business undertakings for regulatory compliance, conducts investigations as appropriate and makes recommendations to the Board. It meets as frequently as required but not less than eight times a year.

Committee members are appointed for two years by the Board and are subject to approval by certain Gaming Authorities. The current five members are Bill Baker (Non-Executive Director and former Assistant Director of the Federal Bureau of Investigation) as the Chair, the Company Secretary, John McCafferty, (formerly Vice-President of Compliance, Aristocrat Technologies, Inc.), Grant Snowden (Business Assurance Manager of the Company) and Walter Stowe (Vice-President, Compliance and Regulatory Liaison, Aristocrat Technologies, Inc.). The General Manager, Legal & Compliance has the right to attend and be heard at meetings of the Committee. Mr Snowden acts as the secretary of the Committee.









AUDITOR INDEPENDENCE AND ROLE

The Board strongly supports the principle of the independence of auditors. It has adopted three principles to reinforce their independence:

- the auditors should only be used for non-audit services where it is in the interests of shareholders to do so;
- the Audit Committee will review any non-audit services provided by the auditors for possible impact on their on their independence or judgement; and,
- the audit partner should be rotated every seven years. The auditors have endorsed this priciple. Since the close of the year Board has reduced this to five years.

The Audit Committee review the independence of the auditors at least twice a year.

The Company expects the auditor to attend the Annual General Meeting of shareholders and to respond to questions relating to the conduct of the audit and the auditor's role.

RISK ASSESSMENT AND MANAGEMENT

The Company has in place a risk management system to ensure that business risks are identified and properly managed and to safeguard the Company's assets. Amongst the more important control mechanisms are:

- policies and procedures to manage financial risk and treasury operations including exposures to foreign currencies, financial instruments and derivatives;
- guidelines and limits for capital expenditure, investments and the execution of contracts;
- a group-wide regulatory compliance programme supported by approved guidelines and procedures (documented to ISO 9000 standards) covering licensure, environment, occupational health and safety and workplace and employment practices;
- a comprehensive insurance program backed up by external risk assessment surveys; and
- a review by the Risk Review Committee.

The terms of reference for the Risk Review Committee are to:

(a) monitor existing or emerging risks and management procedures and policies;
(b) review risk control measures and practices throughout the Company, including the insurance program;
(c) determine whether any announcement needs to be made to the market to ensure that the Company's guidance to the market reflects current trends in the business and that the market is fully informed; and,
(d) periodically, or when necessary, report to the Audit Committee and/or the Board.





The membership of the Committee comprises the Chief Executive Officer, the Chief Financial Officer, the Internal Auditor, the General Managers of Marketing and Communication and the Company Secretary. The Committee meets monthly and minutes of its proceedings are provided to the Board.

The Company Secretary acts as the secretary of the Committee. Management provides regular reports to the Board, the Risk Review Committee and as necessary to the Regulatory Compliance Committee on these matters.

The internal audit function is a vital component of the risk management system. During the year, a new Internal Auditor was recruited externally to strengthen the function and, since year end, the Board has decided to outsource the internal audit function to Deloitte Touche Tohmatsu with an appropriate budget allocation. The Company's risk management policy and internal control system is currently under review and is not therefore published on the Company's web site.

COMPANY GOVERNANCE POLICIES

1. Documentation

The Board is currently reviewing the document comprising its Corporate Governance Principles. Such review may lead to changes in some of the practices disclosed in this statement.

2. Disclosure and Communication

The Company has written policies and procedures to deal with the Company's disclosure obligations which are published on the Company's internal web site and regularly recirculated to senior executives. The policies and compliance with them are reviewed from time to time by the Risk Review Committee as part of the Company's risk management program. There are also written policies on the confidentiality of Company information and communication with media, analysts and shareholders. The Company's communication strategies are currently being reviewed with external assistance. The Company continually reviews its communications practices in discussion with its major shareholders and strives to improve its practices. It encourages shareholders to provide e-mail addresses to assist speedier communications.

3. Trading in Company Shares

The Company's policy is that Directors and senior executives may only deal in the Company's shares between three and 30 days after the release of half-yearly and yearly results, after the release of the annual report and after the annual general meeting, unless otherwise prohibited by law. The policy is published on the Company's internal web site and regularly recirculated to senior executives.












4. Remuneration Policy

The Company is currently reviewing its remuneration policy in line with current standards. The review is based on the need to recruit and retain appropriately skilled employees, to provide competitive remuneration and appropriate short and long-term incentives for exceptional performance. The Board believes that the long-term component of remuneration should be based upon a form of equity-based incentive in order to align the interests of employees and shareholders. The Company does not lend money to employees for any purpose including the exercise of options or the purchase of shares in the Company.

The costs of the existing remuneration practices of the Company are disclosed in Note 36 to the Financial Statements.

5. CEO/CFO Certification of Results

s they were appointed late in 2003, the CEO and CFO will .ot be expected to provide the certificates contemplated by Recommendations 4.1 and 7.2 of the ASX Corporate Governance Guidelines in respect of the 2003 reporting period but will be required to do so in respect of 2004 and subsequent years.

6. "Whistleblowers"

Because of the regulatory regimes within which the Company operates, it has procedures in place to receive and investigate complaints of improper behaviour and breaches of controls including anonymous complaints. These will be incorporated in a formal "Whistleblower" Charter during 2004.

Ethical standards and code of ethics

The Board has adopted a Code of Ethics which applies to Directors as well as to employees. The Code is widely displayed throughout the Group's premises and is reinforced through training programs and Group publications.

The Code imposes on all Directors, employees and consultants, the following duties, being to:

(a) act honestly, fairly and without prejudice in all commercial dealings and conduct business with professional courtesy and integrity;
(b) work in a safe, healthy and efficient manner, using their skills, time and experience to the maximum of their ability;
(c) co-operate with any regulatory body or law enforcement agency investigating the Group in the reasonable performance of its duties relating to gaming regulation;
(d) understand applicable laws and regulations and treat compliance with them as essential;
(e) comply with applicable awards, Company policies and job requirements;
(f) not knowingly make any misleading statements to any person or be a party to any improper practice in relation to dealings with or by the Group;
(g) ensure that the Group's resources and property are used properly; and
(h) not disclose information or documents relating to the Group or its businesses other than as required by law, not to make any public comment on the Group's affairs and not to misuse any information about the Group or its associates.

ASX Corporate Governance Guidelines

The Company supports the introduction of the ASX Corporate Governance Guidelines and has moved to comply with them as far as possible, although not obliged to do so until the 2004 calendar year.





Directors' report

FOR THE 12 MONTHS ENDED 31 DECEMBER, 2003
ARISTOCRAT LEISURE LIMITED / ABN 44 002 818 368

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2003. The information in this report is current as at 24 February 2004 unless otherwise specified.

The Directors of Aristocrat Leisure Limited (the "Company") during the twelve months under review and up to the date of this report are:

table 1 current directors

Director	Experience	Special Responsibilities
JH Pascoe AO, BA, LLB (Hons) Age 55	Nominated June 2001; appointed as Non-Executive Director effective December 2001. Chairman and former Managing Director of George Weston Foods Limited. Chairman of Sealcorp Limited. Managing Director of the Finance & Financial Services Practice of Phillips Fox (Solicitors). Chairman, Centrelink (310,707 shares).	Non-Executive Chair from September 2003. Member of Compensation and Nomination Committee from October 2001 and Chair from October 2001 to January 2004. Member of Audit Committee from July 2003.
PN Oneile[1] BEc Age 55	Nominated December 2003 as Chief Executive Officer and Managing Director; Former Chairman and Chief Executive Officer, United International Pictures (UIP) and former Managing Director of The Greater Union Organisation Pty. Limited, Non-Executive Director of Vue Entertainment Holdings Limited and Film Finance Corporation Australia Limited. (6,000 shares)	Chief Executive Officer and Managing Director
WM Baker BA Age 64	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Former Assistant Director of the FBI. Former President of the Motion Picture Association representing the major US film producers. Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc.	Chair of Regulatory Compliance Committee from October 2000; Member of Audit Committee from July 2003.
JP Ducker AO, KCSG Age 71	Nominated July 1999; appointed as Non-Executive Director effective October 1999. Former Politician and Trade Union Leader (85,642 shares)	Non-Executive Chair to September 2003. Member of Audit Committee from January 2001 to January 2004.
AW Steelman BA, MLA Age 61	Nominated August 1998; appointed as Non-Executive Director effective May 1999. Management Consultant and former US Congressman. Chairman, Alexander Proudfoot Consulting Board of Advisers, Board Member, Texas Growth Fund. International experience in software gaming strategy and government regulation.	Member of Compensation and Nomination Committee from December 1999; Member of Audit Committee from July 2003 to January 2004.
DJ Simpson FCPA Age 63	Nominated July 2003; appointed February 2004; former Executive General Manager, Finance, Southcorp Holdings Limited, former Executive General Manager Finance, Tabcorp Holdings Limited, former Finance Director, Tabcorp Holding Limited. (106,000 shares)	Chair of Audit Committee from July 2003.
P Morris AM, B Arch (Hons) MEnvSc, DipCD, FRAIA, FAICD. Age 55	Nominated August 2003; appointed February 2004; former Director of Australian and Overseas Property for the Commonwealth Government; former Group Executive, Lend Lease Property Services; Director of Landcom, Sydney Harbour Foreshore Authority and subsidiaries and Principal Real Estate Investors (Australia) Limited. Past Director of Jupiters Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post.	Chair of Compensation and Nomination Committee from January 2004; Member of Audit Committee from August 2003 to January 2004.

[1]Subject to regulatory approvals being obtained







table 1 former directors

former directors	experience	special responsibilities
DH Randall *Age 57*	*Appointed Managing Director and Chief Executive Officer in July 1998. Former Chairman and Managing Director of NCR Australia Pty Ltd; former Chairman, South Pacific, AT&T. Employment as Chief Executive Officer ceased on 4 April 2003 and as a Director on 22 May 2003.*	*Chief Executive Officer, Member of Compensation and Nomination Committee until 4 April 2003.*
P Draney *B Sc* *Age 54*	*Nominated July 1999; appointed as Non-Executive Director effective October 1999. Computer Industry Executive. Joint Chief Executive Officer of Aspect Computing Pty Limited. Director of Brokenwood Wines Limited. Resigned as Director 15 April 2003.*	*Chair of Audit Committee until 15 April 2003.*

Principal activities

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services.

Aristocrat's objectives are to maintain a leading position in its traditional markets and increase Aristocrat's revenue base globally. There were no significant changes in the nature of those activities during the twelve months under review.

Dividends

A final dividend in respect of the twelve months ended 31 December 2003 of 3 cents per share ($14.1 million) has been declared and will be paid on 24 March 2004 to shareholders on the register at 5:00pm on 10 March 2004. The final dividend will be franked to 40%. A fully franked interim dividend of 3 cents per share ($13.8 million), as referred to in the Directors' Half Year Report dated 12 August 2003, was paid on 9 September 2003 in respect of the six months ended 30 June 2003. The total dividend paid in respect of 2003 was 6 cents per share.

Review and results of operations

A review of the operations of the Consolidated Entity for the year ended 31 December 2003 appear on pages 10 to 20 and pages 21 to 26, and forms part of this Director's Report. The operating result of the Consolidated Entity attributable to shareholders for the financial year ended 31 December 2003 was a loss of $106.0 million after tax.

Significant changes in state of affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Company during the twelve months ended 31 December 2003.

Events after balance date

On 9 February 2004, the Company announced that it was named as one of the defendants in a patent infringement suit commenced by an individual in the Nevada District Court.

Regulatory approvals were received for Penny Morris and David Simpson and they were formally appointed Directors of the Company on 13 February 2004.

Other than this, no material matters requiring disclosure in this Report have arisen subsequent to 31 December 2003. To the best of their knowledge, other than as set out above, the Directors are not aware of any matter or circumstance that has arisen since 31 December 2003 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments and expected results

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in pages 10 to 20 and pages 21 to 26, and form part of this report. The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.



Directors' attendance at board and committee meetings

(Meetings attended/held)[5]

Table 2

Director	Board[1]	Audit Committee[2]	Compensation and Nomination Committee[3]	Regulatory Compliance Committee
Current Directors and Directors Designate				
JH Pascoe	12/12	3/3	1/1	–
PN Oneile[4]	3/3	–	–	–
WM Baker	12/12	3/3	–	9/10
JP Ducker	12/12	3/3	–	–
AW Steelman	12/12	2/2	1/1	–
DJ Simpson	7/7	3/3	–	–
P Morris	5/5	2/2	1/1	–
Former Directors				
DH Randall	2/3	1/1	–	–
P Draney	3/3	1/1	–	–

(1) There were two special meetings of the Non-Executive directors in March and April 2003 which all five Non-Executive directors, Messrs. Ducker, Baker, Draney, Pascoe and Steelman, attended. There was a special meeting of the voting Non-Executive directors in November 2003 attended by Messrs. Pascoe, Baker, Ducker and Steelman
(2) SM Cohn was a member of the Audit Committee at the time of the February 10, 2003 meeting
(3) There was no meeting of the Compensation and Nomination Committee in 2003. All relevant discussion took place at Board level. A meeting was held in 2004.
(4) Subject to regulatory approval
(5) Note: attendance recorded in this table reflects the attendance of members of the Board at Board meetings and attendance of members of Committees at committee meetings of which they are members (including members elect in respect of whom regulatory approval is pending)

Emoluments of board members and senior executives

(i) **Broad policy for determining nature and amount of emoluments of board members**
The emoluments of Non-Executive Directors are determined, based on external advice, having regard to market conditions, the responsibilities of the positions involved and the regulatory regime applicable to the Group. There is no link between Non-Executive Directors' remuneration and the Company's performance.

(ii) **Broad policy for determining nature and amount of emoluments of senior executives**
The emoluments of senior executives (other than the CEO) are approved by the Compensation and Nomination Committee under a delegation from the Board, based on external advice, having regard to market conditions and the performance of the individuals and the Consolidated Entity.

(iii) **Relationship between policy and the Company's performance**
The remuneration packages for Executive Directors and executive officers include incentive components related to the performance of the Company, the performance of the relevant business unit and the individual.







(iv) Details of the nature and amount of each element of the emoluments of the Directors and each of the five named officers of the Consolidated Entity receiving the highest emoluments

Directors and five officers receiving highest emoluments

table 3

	Notes	Salary/ fees $	Motor vehicles $	Bonus $	Super-annuation $	Other benefits[2] $	Options granted during year[3] $	Subtotal $	Options using ASIC guidelines $	Total $
Directors										
JH Pascoe	a	144,745	–	–	13,027	–	–	157,772	–	157,772
'N Oneile	b	74,083	–	–	556	–	–	74,639	–	74,639
WM Baker	a	95,935	–	–	–	–	–	95,935	–	95,935
JP Ducker	a	170,807	–	–	15,373	–	–	186,180	–	186,180
AW Steelman	a	93,002	–	–	–	–	–	93,002	–	93,002
DJ Simpson	c	45,048	–	–	4,054	–	–	49,102	–	49,102
P Morris	c	32,869	–	–	2,958	–	–	35,827	–	35,827
Former Directors										
P Draney	d	29,321	–	–	2,639	–	–	31,960	–	31,960
DH Randall	f,g	973,137	–	–	11,589	913,013	–	1,897,739	243,687	2,141,426
Executives										
SR Kamo	e	1,667,624	–	490,196	–	170,602	–	2,328,422	–	2,328,422
MR Newburg	g	1,136,589	71,043	–	2,997	41,850	–	1,252,479	37,444	1,289,923
MG Isaacs		409,755	29,933	145,878	10,785	263,541	19,520	879,412	50,017	929,429
DE Barbieri		150,254	37,555	454,631	15,025	4,859	–	662,324	263,999	926,323
DP Creary		600,002	54,089	115,000	11,380	47,409	–	827,880	56,263	884,143

1 Executive remuneration is for the Consolidated Entity – the parent entity has no employees

2 Other benefits include fringe benefits tax where applicable

3 Options are valued using the TSR model, the methodology for which is described below; Options have been valued using the ASIC 'Guidelines to valuing options in annual Directors' reports' issued in June 2003

a *Director for the entire period under review and at the date of this report*

b Director elect – *subject to regulatory approval*

c Director as at the date of this report. Director for only part of the period under review (refer to table 1 for dates of nomination)

d Director resigned during period under review

e Executive resigned or terminated during period under review, salary includes retirement benefits

This amount includes contractual entitlements while employed and accommodation benefits

g The executive's employment was terminated during the period and the executive has received accrued statutory and contracted entitlements

On 20 February 2004, DP Cleary advised the Company of his intention to retire effective 29 February 2004. In addition to his statutory entitlements, the Directors, after receiving legal advice, have agreed to pay Mr Creary a retirement benefit totaling $880,000.



Valuation of options

An independent valuation of each tranche of options at their respective grant dates has been performed by Deloitte Touche Tohmatsu ("Deloitte"). In undertaking the valuation of the options, Deloitte have used a Total Shareholder Return model (TSR), a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a "Barrier" model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that it is more appropriate than the Black Scholes or Binomial models. This pricing model takes into account factors such as the Company's share price at the date of the grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity. The value of options has been allocated equally over the period from grant date to vesting date (5 years). This amount has been included in the executive remuneration disclosures only; no amounts have been expensed in the year ended 31 December 2003. Details of the ESOP and AESOP, including grant dates and vesting conditions, are set out in note 34 to the Financial Statements.

Options over unissued ordinary shares of Aristocrat Leisure Limited (further details are set out in Notes 26 and 34 to the Financial Statements)

The Company has one option plan, the Employee Share Option Plan ("ESOP"). Options are granted for no consideration and are exercisable, subject to performance hurdles, at the market price at the time of grant. The exercise price of options is fixed at the weighted market price of the ordinary shares at the time of grant with no discounts. The Company does not make loans to executives to exercise options. A total of 8,927,336 options were outstanding at 31 December 2003, representing 1.9% of the issued share capital; these have a volume-weighted average exercise price of $4.4069 and would raise $39.3 million of new capital if exercised. Allowing for earnings on the new capital, the effect on earnings per share would range from neutral to positive, depending on the assumed earning rate.

A total of 7,952,336 options have exercise prices in excess of the share price on 31 December 2003.

During the twelve months ended 31 December 2003, Aristocrat Leisure Limited issued a total of 363,000 shares (0.08% of issued capital) as a result of the exercise of 363,000 options with an exercise price of $1.3525 per share. An additional 160,000 shares were issued on the exercise of options with an exercise price of $1.7750 up to the date of this report. There is no amount unpaid as the full exercise price was paid on all options exercised.

A total of 6,203,000 ESOP options lapsed during the period from 1 January 2003 to the date of this report as the holders ceased to be employees or the options lapsed on the end of their five year term. 1,650,000 ESOP options (0.35% of issued capital) were granted during 2003 at exercise prices between $1.56 and $3.16.

As at the date of this report, a total of 8,180,336 options (equivalent to 1.74% of issued capital) have been issued to 123 employees under ESOP.



Aristocrat Executive Share Option Plan ("AESOP")

The remaining 66,666 options issued under this plan were exercised during the year and the plan has been closed.

Holdings of options of five officers receiving highest emoluments

table 4

Executive	Number of options	Date granted	Expiry date	Exercise price per option $
MG Isaacs	200,000	26/08/03	26/08/08	1.5597
	100,000	6/09/99	6/09/04	3.3725
	50,000	7/03/02	7/03/07	5.9531
E Barbieri	20,000	6/09/99	6/09/04	3.3725
	75,000	3/04/00	3/04/05	3.9125
	350,000	7/03/02	7/03/07	5.9531
DP Creary	40,000	6/09/99	6/09/04	3.3725
	80,000	3/04/00	3/04/05	3.9125

As at the date of this report, none of the existing Directors hold or have ever held options





The Company utilises electricity and compressed air (produced by electrically driven compressors) for cabinet assembly purposes.

Waste liquids used in the production process include oil, plating and paint shop waste. Plating and paint shop wastes are treated before discharge into the sewer. The Company holds trade waste licences to discharge these trade wastes as set out below. The Company employs eight staff with environmental control responsibilities.

The Company uses approximately 7 million KWh of energy in its global manufacturing operations (4.5 million KWh in Australia) and estimates that it uses less than 3 million KWh of energy in its remaining global operations (2.4 million KWh in Australia).

The Company recycles both waste steel and trade-in machines when possible. Trade-in machines are 'rebuilt' by Jubilee, which strips down the trade-in machines and reuses and/or refurbishes as many parts as possible.

The Company held the following licences/certificates and registrations in Australia in relation to the financial year:

(a) WorkCover (New South Wales) and Environmental Protection Authority (New South Wales) Licences for the Keeping and Handling of Dangerous Goods and an EPA Generators Licence.
(b) Three Trade Waste Certificates issued by Sydney Water for discharges to the sewer from Plant 1, 2 and 3 respectively. The Company regularly monitors effluent discharge to ensure that the discharge limits prescribed by Sydney Water are not exceeded.
(c) Cooling Tower Registration
Cooling towers are cleaned regularly in accordance with NSW Department of Health recommendations.

The Company has received no complaints or notices under any legislation or regulations in relation to any of its activities from an environmental perspective.

The Directors are not aware of any environmental issues which would materially affect the Aristocrat Group and believe that the Company's environmental performance has been satisfactory given the limited impact on the environment that its activities could have and the environmental regulation to which it is subject.

Proceedings on behalf of company

No proceedings have been brought on behalf of the Company under section 236 of the *Corporations Act, 2001* nor has any application been made in respect of the Company under Section 237 of the *Corporations Act, 2001*.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the directors' report and Financial Report. Amounts in the Directors' Report and Financial Report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

JH Pascoe
Director

24 February 2004



Indemnities and insurance premiums

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Secretary or Executive Officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company renewed its Directors and Officers Insurance policy in respect of insurance cover of Directors and officers; it is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices.

Environmental regulation

The Company's operations have a limited impact on the environment. The Company manufactures gaming machines, games and systems at its Rosebery facilities which are zoned Industrial (4) under Local Environmental Plan 114 and are the subject of New South Wales and Australian Federal Government environmental legislation. The Company integrates (assembles) machines in Las Vegas, Nevada. Machines are also assembled under contract in Japan.

Gaming machines are manufactured from coated steel and a composite material used to fabricate the door (which is fabricated off-site by a contractor). The Company also manufactures circuit boards, using components purchased from third parties.

The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing process. The use of chemicals is confined to the Company's photographic and screen printing operations, its paint shop and some assembly processes. Chemicals are stored in secure storage areas.

Five year summary

12 months ended 31 December

$'000 (except where indicated)		2003	2002	2001	2000	1999
Profit and loss items						
Total revenue (i)		**995,226**	976,462	778,033	549,033	528,897
EBITDA		**(39,352)**	174,032	159,571	109,239	97,952
Depreciation and amortisation		**44,675**	36,856	26,075	14,729	14,150
EBIT (iii)		**(84,027)**	137,176	133,496	94,510	83,802
Net interest revenue (expense)		**(15,768)**	(16,933)	(5,663)	2,994	1,884
Operating profit/(loss) before income tax		**(99,795)**	120,243	127,833	97,504	85,686
Income tax attributable to operating profit		**6,245**	40,148	41,580	32,767	26,896
Operating profit/(loss) after income tax		**(106,040)**	80,095	86,253	64,737	58,790
Outside equity interest		**–**	108	(241)	138	-
Operating profit/(loss) after income tax attributable to Aristocrat Leisure Limited		**(106,040)**	80,203	86,012	64,875	58,790
Dividends – ordinary		**43,477**	54,731	54,386	46,505	25,236
Dividends – special		**–**	–	–	–	31,400
Total dividends		**43,477**	54,731	54,386	46,505	56,636
Balance sheet items ($'000)						
Contributed equity		**255,733**	246,020	232,344	72,674	69,809
Reserves		**(70,091)**	8,834	303	(116)	(147)
Outside equity interest		**–**	–	229	(12)	-
Retained profits		**23,036**	143,207	117,735	86,109	67,739
Total shareholders' equity		**218,678**	398,061	350,611	158,655	137,401
Cash		**103,993**	70,291	15,024	31,368	28,958
Current assets		**327,661**	574,215	449,912	196,075	151,676
Property, plant and equipment		**109,496**	135,010	120,043	72,648	86,667
Intangible assets		**70,640**	254,601	254,453	5,140	6,519
Other non-current assets		**120,297**	136,430	130,589	23,694	18,407
Total assets		**732,087**	1,170,547	970,021	328,945	272,227
Current payables		**233,402**	302,762	171,856	84,272	60,975
Current interest bearing liabilities		**1,375**	8,856	49,537	5,656	5,936
Current provisions		**55,338**	51,855	99,420	67,274	58,094
Non-current interest bearing liabilities		**172,844**	353,522	256,144	4,604	5,689
Non-current provisions		**17,292**	24,109	5,038	3,232	2,332
Other non-current liabilities		**33,158**	31,362	37,415	5,252	1,800
Total liabilities		**513,409**	772,486	619,410	170,290	134,826
Net assets		**218,678**	398,061	350,611	158,655	137,401
Other information						
Employees at year end	Number	**2,039**	2,408	2,302	1,926	1,874
Return on Aristocrat shareholders' equity	%	**(48.5)**	20.1	24.5	40.9	42.8
Basic earnings per share (ii)	Cents	**(22.9)**	17.7	19.6	15.4	14.1
Net tangible assets per share (ii)	$	**0.31**	0.31	0.21	0.36	0.31
Dividends per share – ordinary (ii)	Cents	**6.00**	12.00	12.00	11.00	6.00
– special (ii)	Cents	**–**	–	–	–	7.50
Total dividends per share	Cents	**6.00**	12.00	12.00	11.00	13.50
Dividend payout ratio	%	**(41.0)**	68.2	63.2	71.7	96.3
Issued shares at period end (ii)	'000	**470,226**	456,271	451,237	422,615	419,611
Net debt (iii)	$'000	**70,226**	292,087	290,657	–	-
Net debt/equity	%	**32.1**	73.4	82.9	–	-

(i) Total revenue as per Note 2 to the Financial Statements
(ii) 1999 figures have been adjusted to show figures on a post split basis
(iii) Current and non-current borrowings net of cash assets

"We installed Aristocrat's Cash Express games in a space on our casino floor where participation games from other vendors had not performed. Cash Express isn't just beating the games we've replaced; it is turning in win-per-day numbers four to five times what the other manufacturers' games did. Aristocrat's games have allowed us to maximize our floor space in the best possible way – with high performing, highly entertaining games for our players."

Bill Davis, General Manager of Casino Morongo near Palm Springs, California

Financial statements

for the year ended 31 December 2003

Contents

Statements of financial performance

for the year ended 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Revenues from sale of goods	2	900,169	872,664	–	–
Revenues from services	2	81,115	96,806	–	–
Total revenues from operating activities		981,284	969,470	–	–
Cost of sale of goods		(544,749)	(434,927)	–	–
Cost of providing services		(72,477)	(84,554)	–	–
Total cost of revenue		(617,226)	(519,481)	–	–
Gross profit		364,058	449,989	–	–
Other revenues from ordinary activities	2	13,942	6,992	28,407	67,794
Research and development costs		(63,408)	(65,029)	–	–
Sales, marketing and distribution costs		(165,722)	(137,115)	–	–
General and administration costs		(227,545)	(114,675)	(26,260)	(11,334)
Borrowing costs	4	(21,120)	(19,919)	(11,155)	(13,169)
Profit / (loss) from ordinary activities before income tax expense		(99,795)	120,243	(9,008)	43,291
Income tax credit / (expense)	5	(6,245)	(40,148)	8,007	2,809
Profit / (loss) from ordinary activities after income tax expense		(106,040)	80,095	(1,001)	46,100
Net loss attributable to outside equity interest		–	108	–	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	27	(106,040)	80,203	(1,001)	46,100
Net increase / (decrease) in asset revaluation reserve	27	(725)	–	–	–
Net increase / (decrease) in foreign currency translation reserve	27	(78,200)	8,531	–	–
Adjustment resulting from change in accounting policy for providing for employee benefits	1(l),27	(354)	–	–	–
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		(79,279)	8,531	–	–
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		(185,319)	88,734	(1,001)	46,100
		Cents	Cents		
Basic earnings per share	39	(22.9)	17.7		
Diluted earnings per share	39	(22.9)	17.6		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

as at 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
CURRENT ASSETS					
Cash assets	7,33	103,993	70,291	31	71
Receivables	8,33	231,438	338,648	1,770	1,770
Inventories	9	78,640	206,064	–	-
Other financial assets	10,33	8,184	29,503	–	-
Tax assets	11	9,399	–	268	-
Total current assets		431,654	644,506	2,119	1,841
NON-CURRENT ASSETS					
Receivables	12,33	39,496	79,137	425,946	516,910
Inventories	13	262	1,108	–	–
Other financial assets	14,33	13,664	19,040	405	405
Property, plant and equipment	15	109,496	135,010	–	–
Deferred tax assets	16	66,875	37,145	10,565	2,586
Intangible assets	17	70,640	254,601	–	–
Total non-current assets		300,433	526,041	436,916	519,901
Total assets		732,087	1,170,547	439,035	521,742
CURRENT LIABILITIES					
Payables	18,33	199,240	248,396	1,095	959
Interest bearing liabilities	19,33	1,375	8,856	–	–
Current tax liabilities	20	40,389	9,240	–	452
Provisions	21,33	14,949	42,615	–	29,700
Other	22	34,162	54,366	–	-
Total current liabilities		290,115	363,473	1,095	31,111
NON-CURRENT LIABILITIES					
Interest bearing liabilities	23,33	172,844	353,522	172,666	230,292
Provisions	24,33	17,292	24,109	–	-
Other	25,33	33,158	31,382	–	-
Total non-current liabilities		223,294	409,013	172,666	230,292
Total liabilities		513,409	772,486	173,761	261,403
Net assets		218,678	398,061	265,274	260,339
EQUITY					
Contributed equity	26	265,733	246,020	265,733	246,020
Reserves	27	(70,091)	8,834	–	–
Retained profits	27	23,036	143,207	(459)	14,319
Total equity		218,678	398,061	265,274	260,339

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows

for the year ended 31 December 2003

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,204,522**	1,046,719	**–**	–
Payments to suppliers and employees (inclusive of goods and services tax)		**(992,336)**	(889,950)	**–**	–
		212,186	156,769	**–**	–
Interest received		**5,352**	2,951	**10,435**	15,768
Other revenue		**1,677**	1,929	**–**	–
Borrowing costs		**(20,880)**	(19,919)	**(10,915)**	(13,169)
Income taxes paid		**6,053**	(62,719)	**(698)**	(805)
Net cash inflow / (outflow) from operating activities	40	**204,388**	79,011	**(1,178)**	1,794
Cash flows from investing activities					
Payments for purchase of controlled entity net of cash acquired		**–**	(16,528)	**–**	–
Payments for property, plant and equipment		**(30,593)**	(41,733)	**–**	–
Payments for patents and trademarks		**–**	(495)	**–**	–
Payment for outside equity interest		**–**	(121)	**–**	–
Proceeds from sale of related party asset	38	**1,874**	–	**1,874**	–
Loans to related parties		**–**	(2,604)	**23,078**	43,475
Proceeds from sale of property, plant and equipment		**6,913**	2,077	**–**	–
Net cash inflow / (outflow) from investing activities		**(21,806)**	(59,404)	**24,952**	43,475
Cash flows from financing activities					
Proceeds from issues of shares (including transaction costs)		**9,379**	4,553	**9,379**	4,553
Repayment of borrowings		**(176,389)**	(40,000)	**–**	–
Proceeds from borrowings		**55,100**	123,485	**–**	–
Repayment of lease liabilities		**(2,695)**	(3,075)	**–**	–
Dividends paid	6.26	**(33,143)**	(49,751)	**(33,143)**	(49,751)
Net cash inflow / (outflow) from financing activities		**(137,748)**	35,212	**(23,764)**	(45,198)
Net increase in cash held		**44,834**	54,819	**10**	71
Cash at the beginning of the financial year		**70,291**	15,024	**71**	–
Effects of exchange rate changes on cash		**(11,132)**	448	**–**	–
Cash at the end of the financial year	7	**103,993**	70,291	**81**	71
Financing arrangements	23				
Non-cash financing and investing activities	31				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 / Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the new accounting standard AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* for the first time, certain liabilities have been reclassified as described in note 1(ac).

Where necessary, comparative figures have been adjusted to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Aristocrat Leisure Limited ('company' or 'parent entity') as at 31 December 2003 and the results of all controlled entities for the year then ended. Aristocrat Leisure Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is based on the operating results before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account either as provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received. Future income tax benefits relating to timing differences are not brought to account as an asset unless realisation of the benefit is assured beyond reasonable doubt.

A future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax is accounted for and presented in accordance with AASB 1020 *Accounting for Income Tax (Tax-effect Accounting)* issued in October 1989.

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(ii) Specific commitments

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In these circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(iii) Foreign controlled entity
As the foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation, are taken to the foreign currency translation reserve.

(d) Acquisition of assets
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs and related employee termination benefits is recognised as at the date of acquisition of an entity or part thereof on the basis described in the accounting policy notes for restructuring costs (note 1(v)) and employee benefits (notes 1(t)).

Goodwill is brought to account on the basis described in note 1(p)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition
(i) Platform / machine sales
Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the carrier or customer, and it is probable that future economic benefits will flow to the company.

(ii) Value added customer agreements
Revenue arising from value added customer agreements (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and software, and for other items including conversions, only as the long-term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(iii) Long-term contracts
Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(iv) Service revenue
Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised progressively over the period of the service agreement.

(v) Revenue in advance
Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(g) Receivables

The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when doubt as to collection exists.

(h) Deferred expenditure

Deferred expenditure represents finance fees that are deferred over the life of the convertible subordinated bonds (note 23). The expense is amortised on a straight line basis over the period during which benefits are expected to arise being 5 years.

(i) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(j) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk adjusted discount rate.

(k) Revaluations of non-current assets

Subsequent to initial recognition as assets, land and buildings are measured at fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. Revaluations are made with sufficient regularity to ensure that the carrying amount of each piece of land and each building does not differ materially from its fair value at the reporting date. Annual assessments are made by the directors, supplemented by independent assessments at least every three years.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in the respect of that class of asset previously recognised as an expense in net profit and loss, the increment is recognised immediately in the statement of financial performance.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non-current assets.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will eventuate.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(l) Other financial assets – Investment securities

The consolidated entity maintains restricted investment securities, which consist principally of US Government securities in order to meet its obligations in Nevada and Native American jurisdictions in respect of progressive jackpots. These are investments which the consolidated entity has the ability and intent to hold until maturity. These invesments are recorded at amortised cost, which approximates market value. Dividend and interest income are recognised in the period earned.

(m) **Depreciation of property, plant and equipment**
Generally, depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Category	Useful life
Buildings	40 years
Leasehold improvements	2-10 years
Plant and equipment	2-11 years

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(n) **Leasehold improvements**
The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at reporting date are being amortised over periods up to 10 years.

(o) **Leased non-current assets**
Assets acquired under finance leases (including hire purchase agreements) are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at balance date are being amortised over periods ranging from 2 to 11 years.

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the lease space will be of no future benefit to the consolidated entity. The net future lease payments are discounted using the interest rates implict in the leases. Each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(p) **Intangible assets and expenditure carried forward**
(i) Goodwill
On acquisition of some, or all, of the assets in another entity or, in the case of an investment in a controlled entity, on acquisition of some, or all, of the equity of that controlled entity, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which benefits are expected to arise being up to 20 years.

(ii) Copyrights, patents, trademarks and licensing rights
Significant costs associated with copyrights, patents, trademarks and licensing rights are deferred and amortised on a straight line basis over the periods of their expected benefit, which vary from 3 to 5 years.

(q) **Trade and other creditors**
These amounts represent liabilities for goods and services provided to the consolidated entity to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 to 120 days.

(r) **Interest bearing liabilities**
Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(s) **Progressive jackpot liabilities**
In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

(t) Employee benefits

(i) Wages and salaries, annual leave and superannuation contributions

Liabilities for wages and salaries, including non-monetary benefits, annual leave and superannuation contributions expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Change in accounting policy for providing for employee benefits

The above policy was adopted with effect from 1 January 2003 to comply with AASB 1028 *Employee Benefits* released in June 2001. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of liability. In accordance with the requirements of the revised standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

The adjustments made at the beginning of the financial year as a result of this change were:

- an increase in consolidated current provisions of $354,000 (parent entity – nil)
- a decrease in consolidated retained profits of $354,000 (parent entity – nil)

The restatements of consolidated and parent entity retained profits and provisions set out in note 1(x) show the information that would have been disclosed had the new accounting policy always been applied.

(iv) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits

Ownership-based remuneration is provided to employees via the Aristocrat Executive Share Option Plan (AESOP), Employee Share Option Plan (ESOP) and the General Employee Share Plan (GESP). Information relating to these schemes is set out in note 34. The last series of options issued under the AESOP plan expired on 12 August 2003 at which time the plan was closed.

No accounting entries are made in relation to the AESOP or the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statements of financial position as share capital.

(vi) Termination benefits
Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash flows, discounted using market yields at the reporting date on national government bond with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

(u) Warranties
Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

(v) Restructuring costs
Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for, other than related employee termination benefits, is the estimated cash flows, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee benefits (note 1(t)). Liabilities for costs of restructurings and related employee termination benefits are disclosed in aggregate where the restructuring occurs as a consequence of an acquisition.

Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against the goodwill or discount on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are amortised or depreciated from the date of the reversal.

(w) Dividends
Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

Change in accounting policy for providing for dividends
The above policy was adopted with effect from 1 January 2003 to comply with AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $29,700,000 was made against the consolidated and parent entity retained profits at the beginning of the financial year to reverse the amount provided at 31 December 2002 for the proposed final dividend for that year that was recommended by the directors between the end of the year and the completion of the financial report. This reduced the consolidated and parent entity current liabilities – provisions and total liabilities at the beginning of the financial year by $29,700,000 with corresponding increases in their net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

The restatements of consolidated and parent entity retained profits, provisions and total dividends provided for or paid during the year set out in note 1(x) show the information that would have been disclosed had the new accounting policy always been applied.

(x) **Restatements due to changes in accounting policy**

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
		(Restated)		(Restated)
Restatements of the statements of financial performance				
Profit / (loss) from ordinary activity before employee benefits expense and related income tax expense	**(99,441)**	120,243	**(9,008)**	43,291
Employee benefits expense	**(354)**	–	**–**	–
Profit / (loss) from ordinary activities before related income tax expense	**(99,795)**	120,243	**(9,008)**	43,291
Income tax credit / (expense)	**(6,245)**	(40,148)	**8,007**	2,809
Net profit / (loss)	**(106,040)**	80,095	**(1,001)**	46,100
Net loss attributable to outside equity interest	**–**	108	**–**	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	**(106,040)**	80,203	**(1,001)**	46,100
Restatement of retained profits				
Previously reported retained profits at the end of the previous financial year (note 27)	**143,207**	117,735	**14,319**	22,950
Change in accounting policy for providing for dividends	**29,700**	33,843	**29,700**	33,843
Restated retained profits at the beginning of the financial year	**172,907**	151,578	**44,019**	56,793
Change in accounting policy for employee benefits (notes 1(t) and 27)	**(354)**	–	**–**	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited (note 27)	**(106,040)**	80,203	**(1,001)**	46,100
Total available for appropriation	**66,513**	231,781	**43,018**	102,893
Dividends provided for or paid (see below)	**(43,477)**	(58,874)	**(43,477)**	(58,874)
Restated retained profits at the end of the financial year	**23,036**	172,907	**(459)**	44,019
Restatement of dividends provided or paid				
Previously reported total dividends provided or paid during the financial year (note 6)	**43,477**	54,731	**43,477**	54,731
Adjustment for change in accounting policy for providing for dividends	**–**	4,143	**–**	4,143
Restated total dividends provided for or paid during the financial year	**43,477**	58,874	**43,477**	58,874
Restatement of current liabilities - provisions				
Previously reported net carrying amount at the end of the financial year	**14,949**	54,387	**–**	29,700
Reclassification of annual leave accrual (note 1(ac))	**–**	(11,772)	**–**	–
Currently reported net carrying amount at the end of the financial year (note 21)	**14,949**	42,615	**–**	29,700
Adjustment for change in accounting policy for providing for dividends	**–**	(29,700)	**–**	(29,700)
Adjustment for change in accounting policy for providing for employee benefits	**–**	354	**–**	–
Restated carrying amount at the end of the financial year	**14,949**	13,269	**–**	–

(y) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges, and
- hire purchase charges.

(z) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts (note 33(c)).

The accounting for forward foreign exchange contracts is in accordance with note 1(c)(ii).

(aa) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial period.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after tax income effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ac) Reclassification of liabilities for certain employee benefits

The liabilities for annual leave and related on costs expected to be settled within 12 months of the reporting date have been reclassified from provisions to other creditors in the current year as a result of the adoption of the new accounting standard, AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*. The directors do not believe there are any significant uncertainties relating to the amount and timing of future payments included in the liabilities for employee benefits, therefore they do not meet the definition of a provision under the new standard. Comparative amounts have also been reclassified to ensure comparability within the current reporting period.

(ad) Preparation for International Financial Reporting Standards (IFRS)

The consolidated entity has been evaluating the impact of the planned introduction of International Financial Reporting Standards, which will first impact the consolidated entity's reported results from 1 January 2005. At this stage, based on draft pronouncements, the most significant impacts on the consolidated entity's financials of the adoption of International Financial Reporting Standards are expected to be in relation to the accounting for goodwill amortisation, taxation and the expensing of employee option plan costs.

(ae) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. At balance date, there were no deferred research and development costs.

(af) Intellectual property rights

Aristocrat has entered into an agreement to purchase licences or intellectual property rights to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when consumed.

Note 2 / Revenue

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Revenue from operating activities				
Sale of goods	**885,829**	872,664	**–**	–
Licence fees	**14,340**	–	**–**	–
Revenue from sale of goods	**900,169**	872,664	**–**	–
Revenue from services	**81,115**	96,806	**–**	–
	981,284	969,470	**–**	–
Revenue from outside the operating activities				
Interest	**5,352**	2,986	**10,435**	15,768
Dividends	**–**	–	**16,000**	50,000
Sale of property, plant and equipment	**6,913**	2,077	**–**	–
Other revenue	**1,677**	1,929	**1,972**	2,026
	13,942	6,992	**28,407**	67,794
Revenue from ordinary activities	**995,226**	976,462	**28,407**	67,794

(y) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges, and
- hire purchase charges.

(z) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts (note 33(c)).

The accounting for forward foreign exchange contracts is in accordance with note 1(c)(ii).

(aa) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial period.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after tax income effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ac) Reclassification of liabilities for certain employee benefits

The liabilities for annual leave and related on costs expected to be settled within 12 months of the reporting date have been reclassified from provisions to other creditors in the current year as a result of the adoption of the new accounting standard, AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*. The directors do not believe there are any significant uncertainties relating to the amount and timing of future payments included in the liabilities for employee benefits, therefore they do not meet the definition of a provision under the new standard. Comparative amounts have also been reclassified to ensure comparability within the current reporting period.

(ad) Preparation for International Financial Reporting Standards (IFRS)

The consolidated entity has been evaluating the impact of the planned introduction of International Financial Reporting Standards, which will first impact the consolidated entity's reported results from 1 January 2005. At this stage, based on draft pronouncements, the most significant impacts on the consolidated entity's financials of the adoption of International Financial Reporting Standards are expected to be in relation to the accounting for goodwill amortisation, taxation and the expensing of employee option plan costs.

(ae) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. At balance date, there were no deferred research and development costs.

(af) Intellectual property rights

Aristocrat has entered into an agreement to purchase licences or intellectual property rights to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when consumed.

Note 2 / Revenue

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Revenue from operating activities				
Sale of goods	**885,829**	872,664	**–**	–
Licence fees	**14,340**	–	**–**	–
Revenue from sale of goods	**900,169**	872,664	**–**	–
Revenue from services	**81,115**	96,806	**–**	–
	981,284	969,470	**–**	–
Revenue from outside the operating activities				
Interest	**5,352**	2,986	**10,435**	15,768
Dividends	**–**	–	**16,000**	50,000
Sale of property, plant and equipment	**6,913**	2,077	**–**	–
Other revenue	**1,677**	1,929	**1,972**	2,026
	13,942	6,992	**28,407**	67,794
Revenue from ordinary activities	**995,226**	976,462	**28,407**	67,794

Notes to the financial statements

31 December 2003

Note 3 / Segment information

Primary reporting – geographical segments

2003	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	295,870	240,462	(20,558)	360,716	39,338	65,456	–	981,284
Intersegment sales	92,854	–	–	–	–	–	(92,854)	–
Total sales revenue	388,724	240,462	(20,558)	360,716	39,338	65,456	(92,854)	981,284
Other revenue (excluding interest)	6,525	979	–	7	883	196	–	8,590
Total segment revenue (excluding interest)	395,249	241,441	(20,558)	360,723	40,221	65,652	(92,854)	989,874
Interest income								5,352
Total consolidated revenue								995,226
Segment result	(62,467)	(95,236)	(630)	56,086	848	12,896	4,476	(84,027)
Net interest								(15,768)
Profit / (loss) from ordinary activities before income tax expense								(99,795)
Income tax expense								(6,245)
Profit / (loss) from ordinary activities after income tax expense								(106,040)
Outside equity interest in operating profit after income tax								–
Net profit / (loss)								(106,040)
Segment assets	489,936	38,318	31,053	151,874	7,818	22,067	(85,251)	655,813
Unallocated assets								76,274
Total assets								732,087
Segment liabilities	92,503	53,276	23,222	121,306	2,318	6,176	–	298,801
Unallocated liabilities								214,608
Total liabilities								513,409
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	9,181	15,880	4,086	1,017	124	305	–	30,593
Depreciation and amortisation expense	17,670	25,054	–	1,233	260	458	–	44,675
Other non-cash expenses	19,395	128,157	3,588	3,041	69	574	–	154,824
Segment contribution profit / (loss)	83,537	(24,196)	(53,221)	87,748	14,900	17,568	(210,363)	(84,027)

Primary reporting – geographical segments (continued)

2002	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	358,980	293,528	38,369	180,790	51,315	46,488	–	969,470
Intersegment sales	129,688	–	–	–	–	–	(129,688)	–
Total sales revenue	488,668	293,528	38,369	180,790	51,315	46,488	(129,688)	969,470
Other revenue (excluding interest)	2,709	587	–	555	97	58	–	4,006
Total segment revenue (excluding interest)	491,377	294,115	38,369	181,345	51,412	46,546	(129,688)	973,476
Interest income								2,986
Total consolidated revenue								976,462
Segment result	72,433	34,150	7,548	13,554	1,582	9,774	(1,865)	137,176
Net interest								(16,933)
Profit / (loss) from ordinary activities before income tax expense								120,243
Income tax expense								(40,148)
Profit / (loss) from ordinary activities after income tax expense								80,095
Outside equity interest in operating profit after income tax								108
Net profit / (loss)								80,203
Segment assets	722,375	317,717	39,640	116,477	11,258	17,095	(91,160)	1,133,402
Unallocated assets								37,145
Total assets								1,170,547
Segment liabilities	121,718	117,809	31,875	92,390	5,511	2,515	(649)	371,169
Unallocated liabilities								401,317
Total liabilities								772,486
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	14,480	27,907	–	1,328	748	288	–	44,751
Depreciation and amortisation expense	15,670	19,690	–	731	537	228	–	36,856
Other non-cash expenses	419	4,902	–	2,154	90	(360)	–	7,205
Segment contribution profit / (loss)	116,478	46,245	9,200	26,726	20,077	12,927	(94,477)	137,176

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and AASB 1005 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

(c) Segment contribution profit / (loss)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and writedowns of intangible & other non-trading assets. The total amount of these items is included in the unallocated category.

(d) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

Note 4 / Profit / (loss) from ordinary activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Net expenses				
Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:				
Expenses				
Foreign exchange losses				
– Net foreign exchange losses	**2,222**	1,353	**24,614**	10,442
Depreciation				
– Buildings	**965**	1,341	**–**	–
– Plant and equipment	**27,865**	20,086	**–**	–
Total depreciation	**28,830**	21,427	**–**	–
Amortisation				
– Leasehold Improvements	**1,544**	1,034	**–**	–
– Goodwill	**12,680**	13,798	**–**	–
– Copyright, patents, trademarks and licencing rights	**1,621**	597	**–**	–
Total amortisation	**15,845**	15,429	**–**	–
Other charges against assets				
– Bad and doubtful debts – trade debtors	**15,250**	811	**–**	–
– Write down of inventories to net realisable value	**40,268**	2,382	**–**	–
– Write down of intellectual property rights to recoverable amount	**7,405**	–	**–**	–
– Write down of intangible assets to recoverable amount	**85,300**	–	**–**	–
– Net decrement from revaluation of non-current assets	**5,366**	–	**–**	–
Borrowing costs	**21,120**	19,919	**11,155**	13,169
Net loss on disposal of property, plant and equipment	**705**	78	**–**	–
Contractual ammendments	**10,910**	–	**–**	–
Redundancy costs	**6,096**	1,520	**–**	–
Legal costs	**18,164**	9,631	**–**	–
Rental expense relating to operating leases				
– Minimum lease payments	**14,425**	14,222	**–**	–
Total rental expense relating to operating leases	**14,425**	14,222	**–**	–

Note 5 / Income tax

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
The income tax expense for the financial year differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:				
Profit / (loss) from ordinary activities before income tax expense	**(99,795)**	120,243	**(9,008)**	43,291
Income tax calculated @ 30%	**(29,939)**	36,072	**(2,702)**	12,987
Tax effect of permanent differences:				
– Non-deductible amortisation	**4,053**	4,515	**–**	–
– Rebateable dividends	**–**	–	**(4,800)**	(15,000)
– Non deductible write-down of land and buildings	**990**	–	**–**	–
– Non deductible write-down of intangibles	**26,692**	–	**–**	–
– Withholding tax on subsidiary dividend	**4,800**	–	**–**	–
– Other items	**1,520**	887	**(477)**	(612)
– Research and development claim	**(2,870)**	(3,430)	**–**	–
Income tax adjusted for permanent differences	**5,246**	38,044	**(7,979)**	(2,625)
Effects of higher rates of tax on overseas income	**8,984**	3,400	**–**	–
Tax losses not previously recognised	**–**	(434)	**–**	–
Under / (over) provision in prior year	**(7,985)**	(862)	**(28)**	(184)
Income tax expense / (credit)	**6,245**	40,148	**(8,007)**	(2,809)

Tax consolidation

At the date of this report, the Directors have not made any formal decision related to the implementation date of tax consolidation. The likely operative date for tax consolidation is expected to be 1 January 2004 to avail the benefits under the transitional tax consolidation rules. It is considered that there will not be any material adverse impact on the consolidated entity in respect of the carrying value of deferred tax balances in various group subsidiaries as currently reported. Further, Aristocrat Leisure Limited, as the parent entity, intends to provide compensation to its wholly owned subsidiaries for the deferred tax balances that may be transferred to it as parent entity of the tax consolidated group.

Notes to the financial statements

31 December 2003

Note 6 / Dividends	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Ordinary shares					
Interim dividend for 2003 of 3.0 cents (2002 – 5.5 cents): paid					
– Franked @ 30%				**13,819**	25,031
Final dividend for 2002 of 6.5 cents paid in 2003, recognised as a liability at 31 December 2002 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (note 1(w)):					
– Franked @ 30%				**29,658**	29,700
Total dividends provided for or paid				**43,477**	54,731

Dividends not recognised at the end of the period

Since the end of the year the directors have recommended the payment of a final dividend of 3.0 cents (2002 – 6.5 cents) per fully paid ordinary share, partially franked (2002: fully franked) to 1.2 cents based on tax paid at 30%. The aggregate amount of the proposed final dividend expected to be paid on 24 March 2004 out of retained profits at 31 December 2003, but not recognised as a liability at the end of the year as a result of the change in accounting policy for providing for dividends (note 1(w)) is:

				14,100	–

Franked dividends

The dividends proposed as at 31 December 2003 will be partially franked out of existing franking credits.

Franking credits available for subsequent financial years based on a tax rate of 30% (2002: 30%)		**2,599**	16,157	**2,905**	2,653

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Parent entity retained profits

Internal dividends will be declared to the parent entity from its subsidiaries prior to the payment of any dividend.

Dividend re-investment plan

The last date for receipt of election notices under the Dividend Re-investment Plan is 5pm on the record date; 10 March 2004.

Note 7 / Current assets – Cash assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Cash at bank and on hand	33	**103,993**	70,291	**81**	71

Note 8 / Current assets – Receivables

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Trade debtors*	**237,690**	342,667	**–**	–
Less: Provision for doubtful debts	**14,454**	14,237	**–**	–
	223,236	328,430	**–**	–
Deferred expenditure*	**1,771**	1,192	**1,770**	1,770
Other debtors and prepayments*	**6,431**	9,026	**–**	–
	231,438	338,648	**1,770**	1,770

** Refer to Note 12 for the non-current portions of these receivables.*





	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 9 / Current assets – Inventories

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Raw materials and stores – at cost		77,869	147,607	–	–
Less: Provision for obsolescence		39,947	12,664	–	–
		37,922	134,943	–	–
Work in progress		806	4,604	–	–
Finished goods – at cost		39,463	66,222	–	–
Less: Provision for obsolescence		6,810	3,814	–	–
		32,653	62,408	–	–
Contract work in progress		535	313	–	–
Inventory in transit – at cost		6,724	3,796	–	–
		78,640	206,064	–	–
Aggregate carrying amount of inventories					
Current - as above		78,640	206,064	–	–
Non-current	13	262	1,108	–	–
		78,902	207,172	–	–

Note 10 / Current assets – Other financial assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Investment securities*	1(l)	7,912	4,775	–	–
Intellectual property rights		272	24,728	–	–
		8,184	29,503	–	–

** Refer to Note 14 for the non-current portions of these other financial assets.*

Note 11 / Current assets – Tax assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Income tax receivable		9,399	–	268	–

Note 12 / Non-current assets – Receivables

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Trade debtors*		33,327	69,868	–	–
Receivable from other controlled entities		–	–	423,018	509,951
Deferred expenditure*		2,550	4,200	2,550	4,320
Other debtors and prepayments*		3,619	5,069	378	2,639
		39,496	79,137	425,946	516,910

** Refer to Note 8 for the current portions of these receivables.*

Note 13 / Non-current assets – Inventories

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Raw materials and stores – at cost*		1,542	2,008	–	–
Less: Provision for obsolescence		1,280	900	–	–
		262	1,108	–	–

** Refer to Note 9 for the current portions of these inventories.*

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Note 14 / Non-current assets – Other financial assets					
Other financial assets					
Investment securities*	1(l)	**13,664**	19,040	**–**	–
Shares in unlisted controlled entities		**–**	–	**405**	405
		13,664	19,040	**405**	405

* Refer to Note 10 for the current portions of these other financial assets.

Note 15 / Non-current assets – Property, plant and equipment

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Land and buildings				
Land and buildings – at fair value	**42,744**	58,246	**–**	–
Leasehold improvements – at cost	**14,132**	16,107	**–**	–
Less: Accumulated amortisation	**5,109**	3,821	**–**	–
	9,023	12,286	**–**	–
Total land and buildings	**51,767**	70,532	**–**	–
Plant and equipment				
Plant and equipment owned – at cost	**156,173**	146,280	**–**	–
Less: Accumulated depreciation	**99,906**	86,022	**–**	–
	56,267	60,258	**–**	–
Plant and equipment owned under finance lease – at cost	**2,105**	5,665	**–**	–
Less: Accumulated depreciation	**643**	1,445	**–**	–
	1,462	4,220	**–**	–
Total plant and equipment	**57,729**	64,478	**–**	–
	109,496	135,010	**–**	–

Valuations of land and buildings

The basis of valuation of land and buildings is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same condition and location.
The December 2003 valuations for the Australian based properties at Rosebery NSW, were based on independent assessments made by a certified practising valuer, Mr R. Horton (Fellow of the Australian Property Institute), of AON Valuation Services. The 2003 valuation for US based properties in Nevada was based on an independent "opinion of value" carried out by Colliers International.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvments $'000	Plant and equipment $'000	Leased plant and equipment $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2003	58,246	12,286	60,258	4,220	135,010
Additions	5	226	30,142	220	30,593
Disposals	(3,983)	(18)	(3,307)	(310)	(7,618)
Depreciation/amortisation expense	(965)	(1,544)	(26,981)	(884)	(30,374)
Revaluation	(6,092)	–	–	–	(6,092)
Foreign currency exchange differences	(4,467)	(1,927)	(5,629)	–	(12,023)
Transfers*	–	–	1,784	(1,784)	–
Carrying amount at 31 December 2003	42,744	9,023	56,267	1,462	109,496

*Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period and then moved to owned plant and equipment.

Note 16 / Non-current assets – Deferred tax assets

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Future income tax benefit		**66,875**	37,145	**10,565**	2,586

Of the amount shown as a future income tax benefit, $11,742,000 (2002: nil) is attributable to tax losses.

Note 17 / Non-current assets – Intangible assets

Goodwill		**109,325**	286,039	–	–
Less: Accumulated amortisation		**38,685**	33,422	–	–
		70,640	252,617	–	–
Copyrights, patents, trademarks and licencing rights		**2,608**	2,998	–	–
Less: Accumulated amortisation		**2,608**	1,014	–	–
		–	1,984	–	–
		70,640	254,601	–	–

Goodwill has been reviewed at 31 December 2003, and adjusted to reflect the amount and timing of expected future benefits.

As a result of this exercise, a write down of $86.3 million has been recorded against goodwill arising from the acquisition of Casino Data Systems ("CDS") in June 2001. The balance of the movement in goodwill arises from foreign exchange and amortisation.

Note 18 / Current liabilities – Payables

Trade creditors	1(q)	**173,414**	234,308	–	–
Other creditors		**25,826**	14,088	**1,095**	959
		199,240	248,396	**1,095**	959

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 19 / Current liabilities – Interest bearing liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Secured					
Hire purchase liabilities*	30	1,275	2,927	–	–
Bills payable		100	–	–	–
		1,375	2,927	–	–
Unsecured					
Bills payable*		–	5,929	–	–
		1,375	8,856	–	–

* Refer to Note 23 for the non-current portions of these interest bearing liabilities.

Note 20 / Current liabilities – Tax liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Provision for taxation		40,389	9,240	–	452

Note 21 / Current liabilities – Provisions

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Dividend		–	29,700	–	29,700
Employee benefits*	34	7,226	7,387	–	–
Progressive jackpot liabilities*	1(s)	5,247	4,116	–	–
Warranties	1(u)	2,476	1,412	–	–
		14,949	42,615	–	29,700

* Refer to Note 24 for the non-current portions of these provisions.

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Dividends $'000	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – 2003				
Current and non-current				
Carrying amount at start of year	29,700	22,885	1,412	53,997
Adjustment from change in accounting policy (note 1(w))	(29,700)	–	–	(29,700)
Net additional provisions recognised	–	(5,389)	1,064	(4,325)
Carrying amount at end of year	–	17,496	2,476	19,972
Parent – 2003				
Current				
Carrying amount at start of year	29,700	–	–	29,700
Adjustment from change in accounting policy (note 1(w))	(29,700)	–	–	(29,700)
Carrying amount at end of year	–	–	–	–

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 22 / Current liabilities – Other

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Deferred revenue*		**34,162**	54,366	**–**	–

* Refer to Note 25 for the non-current portions of these other liabilities.

Note 23 / Non current liabilities – Interest bearing liabilities

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Secured					
Hire purchase liabilities*	30	**178**	1,228	**–**	–
Unsecured					
Convertible subordinated bonds		**172,666**	230,292	**172,666**	230,292
Bills payable*		**–**	122,002	**–**	–
Total unsecured non-current interest bearing liabilities		**172,666**	352,294	**172,666**	230,292
Total non-current interest bearing liabilities		**172,844**	353,522	**172,666**	230,292
Secured liabilities					
Total secured liabilities (current and non-current) are:					
Bills payable		**100**	–	**–**	–
Hire purchase liabilities		**1,453**	4,155	**–**	–
Total secured liabilities		**1,553**	4,155	**–**	–

* Refer to Note 19 for the current portions of these interest bearing liabilities.

Assets pledged as security

The carrying amounts of assets pledged as security for drawn and undrawn facilities are:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Fixed and floating charges over assets		**259,259**	–	**–**	–
Finance lease					
Plant and equipment under finance lease	15	**1,462**	4,220	**–**	–
Total assets pledged as security		**260,721**	4,220	**–**	–

Convertible subordinated bonds

The parent entity issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 23 June 2001. The bonds mature between 31 May 2006 and 23 June 2006 and are convertible at any time between 29 August 2001 and 16 May 2006 into fully paid ordinary shares in the parent entity at a conversion price of A$8.00 (subject to adjustments) a premium of 26% over the share price of the parent entity's ordinary shares on 31 May 2001. The bonds are redeemable by the parent entity at any time after 31 May 2001 in certain circumstances set out in the Offering Memorandum.

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

The bonds are presented in the statement of financial position as follows:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Face value of bonds issued		172,666	230,292	172,666	230,292
Non-current liability		172,666	230,292	172,666	230,292

Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Credit standby arrangements					
Total facilities					
– Bank overdrafts		5,000	5,000	–	–
– Bank loans and bills payable		132,637	302,059	–	–
– Other facilities		19,750	19,750	–	–
		157,387	326,809	–	–
Used at balance date					
– Bank overdrafts		–	–	–	–
– Bank loans and bills payable		100	127,931	–	–
– Other facilities		1,453	4,155	–	–
		1,553	132,086	–	–
Unused at balance date					
– Bank overdrafts		5,000	5,000	–	–
– Bank loans and bills payable		132,537	174,128	–	–
– Other facilities		18,297	15,595	–	–
		155,834	194,723	–	–

The applicable weighted average interest rates are shown in note 33.

Note 24 / Non current liabilities – Provisions

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Employee benefits*	34	5,043	5,340	–	–
Progressive jackpot liabilities*	1(s)	12,249	18,769	–	–
		17,292	24,109	–	–

** Refer to Note 21 for the current portions of these provisions.*

Note 25 / Non current liabilities – Other

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Unsecured					
Deferred revenue*		27,791	25,996	–	–
Other		5,367	5,386	–	–
		33,158	31,382	–	–

** Refer to Note 22 for the current portions of these other liabilities.*




		2003 Shares	Parent entity 2002 Shares	2003 $'000	Parent entity 2002 $'000

Note 26 / Contributed equity

		2003 Shares	2002 Shares	2003 $'000	2002 $'000
Ordinary shares, fully paid		**470,226,484**	456,270,939	**265,733**	246,020
Movements in ordinary share capital					
Ordinary shares at the beginning of the financial year	(a)	**456,270,939**	451,237,204	**246,020**	232,344
Shares issued (including transaction costs)	(b)	**5,836,040**	–	**8,828**	(240)
Aristocrat employee option plan share issues	(c)	**429,666**	2,890,660	**551**	4,793
General employee share plan issues	(d)	**1,181,799**	337,976	**–**	–
Dividend Reinvestment Plan	(e)	**6,508,040**	1,805,099	**10,334**	9,123
Ordinary shares at the end of the financial year		**470,226,484**	456,270,939	**265,733**	246,020

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares issued

Shares issued during the financial year were for the underwriting of the interim dividend paid on 9 September 2003.

(c) Share options

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 34.

(d) General employee share plan

Information concerning the GESP is set out in note 34.

(e) Dividend Reinvestment Plan

At the May 2002 AGM, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the Directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The Directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend.

Notes to the financial statements

31 December 2003

Note 27 / Reserves and retained profits

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
(a) Reserves					
Asset revaluation reserve		**–**	725	**–**	–
Foreign currency translation reserve		**(70,198)**	8,002	**–**	–
Capital profits reserve		**107**	107	**–**	–
		(70,091)	8,834	**–**	–
Movements					
Asset revaluation reserve					
– Opening balance		**725**	725	**–**	–
– Decrement on revaluation of freehold land and buildings during the year		**(725)**	–	**–**	–
– Closing balance		**–**	725	**–**	–
Foreign currency translation reserve					
– Opening balance		**8,002**	(529)	**–**	–
– Net exchange differences on translation of foreign controlled entities		**(78,200)**	8,531	**–**	–
– Closing balance		**(70,198)**	8,002	**–**	–
(b) Retained profits					
Retained profits at the beginning of the financial year		**143,207**	117,735	**14,319**	22,950
Adjustment resulting from change in accounting policy for providing for dividends	1(w)	**29,700**	–	**29,700**	–
Adjustment resulting from change in accounting policy for providing for employee benefits	1(t)	**(354)**	–	**–**	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		**(106,040)**	80,203	**(1,001)**	46,100
Dividends provided for or paid	6	**(43,477)**	(54,731)	**(43,477)**	(54,731)
Retained profits at the end of the financial year		**23,036**	143,207	**(459)**	14,319

(c) Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(k). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of self sustaining foreign controlled entities, are taken to the foreign currency translation reserve, as described in accounting policy note 1(c)(iii).

$71.9 million of the net exchange difference on translation of foreign controlled entities relates to the revaluation of the CDS goodwill at the exchange rate prevailing at the date of the revaluation being 31 December 2003 (note 17).

(iii) Capital profits reserve

Upon disposal of revalued assets, any related revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.





Note 28 / Contingent liabilities

(a) *Parent entity*

A contingent liability exists in relation to a guarantee given by the parent entity in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

The parent entity had a contingent liability of $380,486 (2002: $392,786) in respect of discounting and guarantee facilities.

(b) Consolidated entity

i) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $42,994 (2002: $51,593).

ii) Several other controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise.

iii) The consolidated entity had a contingent liability at 31 December 2003 of $380,486 (2002: $392,786) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the parent entity or a controlled entity to a Director and senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

v) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investments Commission as discussed in note 41.

vi) Aristocrat has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by Aristocrat under the agreement are subject to annual review. Aristocrat expects to pay annual royalties of up to $13,000,000.

vii) Aristocrat has entered into an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. Aristocrat expects to receive annual licence fees of up to $6,500,000.

viii) A statement of claim against Aristocrat Leisure Limited was filed by the former Chief Executive Officer, DH Randall, claiming damages for breach of contract in the order of $12,000,000 and a bonus of $900,000 plus interest and other alleged entitlements. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of those proceedings.

ix) Group proceedings were filed against Aristocrat Leisure Limited in the Supreme Court of Victoria by a group of shareholders who acquired shares in the period 20 September 2002 and 26 May 2003. The claim relates to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. As at the date of this report, it is not possible to quantify the amount of the claim or to comment on the likely outcome of the proceedings.

x) A claim was filed against Aristocrat Technologies Australia Pty Limited by the former Chief Financial Officer, L Jeyaraj, seeking certain orders including orders varying the terms of his employment agreement so as to entitle him to up to 24 months notice of termination (or payment in lieu) or other alternative orders. The proceedings are being defended. On the basis of the claim for compensation to the value of 24 months notice or payment in lieu, the contingent claim made in the proceedings is in the order of $1,270,000 plus costs and interest. At the date of this report it is not possible to determine the likely outcome of the proceedings.

Note 29 / Events occuring after reporting date

A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Limited and Aristocrat Technologies Inc. on behalf of a US based individual. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of those proceedings.

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000

Note 30 / Commitments for expenditure

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Capital commitments					
Capital and other commitments contracted for at the balance date but not recognised as liabilities, payable:					
Within one year		164	1,525	–	–
		164	1,525	–	–
Lease commitments					
Operating leases					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		9,024	10,664	–	–
Later than one year but not later than 5 years		24,254	26,922	–	–
Later than 5 years		14,690	22,009	–	–
Commitments not recognised in the financial statements		47,968	59,595	–	–
Hire purchase liabilities					
Commitments in relation to hire purchase are payable as follows:					
Within one year		1,353	3,312	–	–
Later than one year but not later than 5 years		208	1,255	–	–
Minimum lease payments		1,561	4,567	–	–
Less: Future finance charges		108	412	–	–
Recognised as a liability		1,453	4,155	–	–
Total lease liabilities		1,453	4,155	–	–
Representing hire purchase liabilities:					
Current	19	1,275	2,927	–	–
Non-current	23	178	1,228	–	–
		1,453	4,155	–	–

Note 31 / Non-cash financing and investing activities

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent entity 2003 $'000	Parent entity 2002 $'000
Acquisition of plant and equipment and motor vehicles by means of finance leases and hire purchase agreements	220	2,054	–	–

	Note	Country of Incorporation	Equity Holding 2003 %	Equity Holding 2002 %
Note 32 / Investments in controlled enitities				
Ultimate parent entity				
Aristocrat Leisure Limited		Australia		–
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	100	100
ASSPA Pty Ltd	(c)	Australia	100	100
Aristocrat Leisure Industries Superannuation Pty Ltd	(c)	Australia	100	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	100	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	100	100
Aristocrat Properties Pty Ltd	(c)	Australia	100	100
Aristocrat International Pty Ltd	(a)	Australia	100	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	U.K.	100	100
ASSPA (U.K.) Limited	(b)	U.K.	100	100
Aristocrat Technologies Europe Limited	(b)	U.K.	100	100
Aristocrat Technologies N.Z. Ltd	(b)	New Zealand	100	100
Aristocrat Technologies, Inc.	(b)	U.S.A.	100	100
Casino Data Systems	(c)	U.S.A.	100	100
CDS Signs, Inc.	(c)	U.S.A.	100	100
CDS Services Company	(c)	U.S.A.	100	100
CDS Gaming Systems, Inc.	(c)	U.S.A.	100	100
Turbopower Software Company	(c)	U.S.A.	100	100
CDS Graphics and Imaging, Inc.	(c)	U.S.A.	100	100
Hanson Distributing Company	(c)	U.S.A.	100	100
Aristocrat Funding Corporation	(c)	U.S.A.	100	–
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	100	–
Aristocrat Argentina S.A.	(c)	Argentina	100	100
Aristocrat CA	(c)	Venezuela	100	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies KK	(c)	Japan	100	100
Aristocrat Hanbai KK	(c)	Japan	100	100

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information, refer to Note 41.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2003 under relevant local legislation.

Note 33 / Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. Trade receivables includes $44.0 million (2002: $68.1 million) due from three South American customers of which $37.0 million (2002: $23.8 million) is included in deferred revenue (notes 22 and 25).

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Weighted average interest rate %	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non interest bearing $'000	Total $'000
2003							
Financial assets							
Cash and deposits	7	1.59	103,993	–	–	–	103,993
Loan to (former) director	38	–	–	2,211	–	–	2,211
Trade receivables	8,12	–	–	–	–	256,563	256,563
Other financial assets							
– investment securities	10,14	0.94	–	7,912	13,664	–	21,576
			103,993	10,123	13,664	256,563	384,343
Financial liabilities							
Payables and other	18,25	–	–	–	–	204,607	204,607
Hire purchase liabilities	19,23	6.00	–	1,275	178	–	1,453
Loans – other	23	5.00	–	–	172,666	–	172,666
Bills payable	19,23	6.55	–	100	–	–	100
Progressive jackpot liabilities	21,24	4.00	–	5,247	12,249	–	17,496
			–	6,622	185,093	204,607	396,322
Net financial assets / (liabilities)			103,993	3,501	(171,429)	51,956	(11,979)
2002							
Financial assets							
Cash and deposits	7	2.06	70,291	–	–	–	70,291
Loan to director	38	3.00	–	–	2,950	–	2,950
Trade receivables	8,12	–	–	–	–	398,298	398,298
Other financial assets							
– investment securities	10,14	0.67	–	4,775	19,040	–	23,815
			70,291	4,775	21,990	398,298	495,354
Financial liabilities							
Payables and other	18,25	–	–	–	–	253,782	253,782
Hire purchase liabilities	19,23	6.83	–	2,927	1,228	–	4,155
Loans – other	23	5.00	–	–	230,292	–	230,292
Bills payable	19,23	3.71	–	5,929	122,002	–	127,931
Progressive jackpot liabilities	21,24	4.47	–	4,116	18,769	–	22,885
			–	12,972	372,291	253,782	639,045
Net financial assets / (liabilities)			70,291	(8,197)	(350,301)	144,516	(143,691)

(c) Forward exchange contracts

A member of the consolidated entity purchases inventory items designated in US dollars and European dollars. To protect against adverse exchange rate movements, forward exchange contracts to purchase US dollars and Euros are used. At balance date, two forward contracts to buy USD 449,533 and sell ZAR at an average rate of ZAR 7.18: USD 1.00 with a maturity of less than five months and one forward exchange contract to buy Euro 50,534 at a rate of ZAR 7.85: Euro 1.00 with a maturity of less than one month were in place. As these contracts are hedging anticipated future purchases, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction.

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2003, there were no off-balance sheet financial assets or liabilities.





	Notes	Consolidated 2003 $'000	2002 $'000	Parent entity 2003 $'000	2002 $'000
Note 34 / Employee benefits					
Employee benefits and related on-costs liabilities:					
– Included in payables – current	18	**28,857**	22,859	**–**	–
– Provision for employee benefits – current	21	**7,226**	7,387	**–**	–
– Provision for employee benefits – non-current	24	**5,043**	5,340	**–**	–
Aggregate employee benefits and related on-costs liabilities		**41,126**	35,586	**–**	–
		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		**2,039**	2,408	**–**	–

Aristocrat Executive Share Option Plan (AESOP)

The AESOP was established on 3 June 1996. It operated as part of an executive remuneration scheme until it was replaced by the Employee Share Option Plan, details of which are given below. There are no options outstanding at balance date.

As at 31 December 2003, no executives (2002: 1) were entitled to any (2002: 66,666) options under this plan.

Employee Share Option Plan (ESOP)

The ESOP was established to issue options over ordinary shares in the parent entity to employees of the group. Options are exercisable, subject to company performance hurdles, under the terms of each option series.

Options are granted under the plan for no consideration and are granted for a five year period.

Options are divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they are divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively.

The employee's entitlements to the options are vested as soon as they become exercisable.

The options cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

The exercise price of the options is based on the weighted average price for all shares in the Company sold on the ASX during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation).

Amounts receivable on the exercise of the options are recognised as share capital.

As at 31 December 2003, 131 employees (2002: 166) were entitled to 8,927,336 (2002: 13,256,336) options under this plan.

Options are detailed in the table below:

Option Series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Add: new issues Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
AESOP									
Series 05	(a)	12-Aug-98	12-Aug-03	0.9000	66,666	–	66,666	–	–
					66,666	–	66,666	–	–
ESOP									
Series 07	(b)	15-Dec-98	15-Dec-03	1.3525	510,000	–	363,000	147,000	–
Series 08	(b)	8-Jan-99	8-Jan-04	1.7750	807,000	–	–	60,000	747,000
Series 10	(b)	25-Aug-99	25-Aug-04	2.7975	100,000	–	–	100,000	–
Series 11	(b)	6-Sep-99	6-Sep-04	3.3725	480,000	–	–	40,000	440,000
Series 12	(b)	3-Apr-00	3-Apr-05	3.9125	2,318,336	–	–	–	2,318,336
Series 13	(b)	14-Jul-00	14-Jul-05	5.4128	400,000	–	–	400,000	–
Series 14A	(b)	1-Aug-00	1-Aug-05	5.7605	800,000	–	–	800,000	–
Series 14B	(c)	1-Aug-00	1-Aug-05	5.7605	253,000	–	–	183,000	70,000
Series 15	(c)	28-Aug-00	28-Aug-05	5.7091	40,000	–	–	40,000	–
Series 16A	(b)	4-Sep-00	4-Sep-05	6.0289	200,000	–	–	200,000	–
Series 16B	(c)	4-Sep-00	4-Sep-05	6.0289	23,000	–	–	–	23,000
Series 17A	(b)	1-Nov-00	1-Nov-05	6.0105	200,000	–	–	–	200,000
Series 17B	(c)	1-Nov-00	1-Nov-05	6.0105	682,000	–	–	183,000	499,000
Series 18	(b)	19-Feb-01	19-Feb-06	5.6224	580,000	–	–	400,000	180,000
Series 19	(b)	1-Mar-01	1-Mar-06	6.3262	33,000	–	–	33,000	–
Series 20	(b)	2-Jul-01	2-Jul-06	6.9814	800,000	–	–	800,000	–
Series 21	(b)	20-Jul-01	20-Jul-06	6.5403	850,000	–	–	525,000	325,000
Series 22	(b)	13-Aug-01	13-Aug-06	6.7820	50,000	–	–	–	50,000
Series 23	(b)	24-Sep-01	24-Sep-06	5.4754	100,000	–	–	–	100,000
Series 24	(b)	25-Oct-01	25-Oct-06	6.3515	20,000	–	–	–	20,000
Series 25	(b)	18-Dec-01	18-Dec-06	6.3028	10,000	–	–	5,000	5,000
Series 26	(b)	7-Mar-02	7-Mar-07	5.9531	2,970,000	–	–	650,000	2,320,000
Series 27	(b)	2-Jul-02	2-Jul-07	5.4102	1,030,000	–	–	950,000	80,000
Series 28	(b)	26-Aug-03	26-Aug-08	1.5597	–	950,000	–	100,000	850,000
Series 29A	(b)	1-Sep-03	1-Sep-08	1.6603	–	125,000	–	–	125,000
Series 29B	(b)	1-Sep-03	1-Sep-08	2.1603	–	125,000	–	–	125,000
Series 29C	(b)	1-Sep-03	1-Sep-08	2.6603	–	125,000	–	–	125,000
Series 29D	(b)	1-Sep-03	1-Sep-08	3.1603	–	125,000	–	–	125,000
Series 30	(b)	3-Nov-03	3-Nov-08	2.0000	–	200,000	–	–	200,000
					13,256,336	1,650,000	363,000	5,616,000	8,927,336
					13,323,002	1,650,000	429,666	5,616,000	8,927,336

Notes

(a) Options are exercisable in 3 equal tranches at intervals of 36 months, 48 months and 54 months after the grant date.

(b) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after the grant date.

(c) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after the grant date.

Options exercised during the financial year and number of shares issued to employees on the exercise of options:

		Consolidated
Exercise date	Fair value of shares at issue date $	2003 Number
AESOP		
29 July 2003	**1.73**	**66,666**
		66,666
ESOP		
15 August 2003	**1.71**	**80,000**
21 August 2003	**1.60**	**30,000**
9 September 2003	**1.66**	**5,000**
4 November 2003	**2.34**	**10,000**
6 November 2003	**2.42**	**50,000**
18 November 2003	**2.00**	**20,000**
9 December 2003	**1.78**	**50,000**
10 December 2003	**1.67**	**55,000**
30 December 2003	**1.73**	**63,000**
		363,000
Total		**429,666**

The fair value of the shares issued on the exercise of options is the weighed average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated	
	2003 Number	2002 Number
Options vested at the reporting date	**1,988,168**	2,226,668

	Consolidated		Parent entity	
	2003 $	2002 $	**2003 $**	2002 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**550,957**	4,793,277	**550,957**	4,793,277
Fair value of shares issued to employees on the exercise of options as at their issue date	**782,672**	16,314,801	**782,672**	16,314,801

Notes to the financial statements

31 December 2003

General Employee Share Plan (GESP)

The GESP was adopted by shareholders at the November 1998 AGM. The GESP is designed to provide employees with qualifying Aristocrat shares under the provisions of Section 139CD of the Australian Income Tax Assessment Act. The Directors determine each year whether offers of qualifying shares will be made. Such offers are limited to a maximum of A$1,000 of Aristocrat fully paid ordinary shares per employee for no cash consideration and are made to all permanent full-time and part-time employees of the consolidated entity. Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully-paid ordinary shares on issue. The first offer was made only to employees based in Australia in 1999. The GESP was subsequently extended to all permanent full-time and part-time employees of the consolidated entity globally. The offers have certain tax advantages to Australian-based employees and, where possible, to overseas employees.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Weighted average market price $	Consolidated 2003 Number	Consolidated 2002 Number	Parent 2003 Number	Parent 2002 Number
Shares issued under the plan to participating employees on:					
29 May 2003	5.5596	–	337,976	–	337,976
11 March 2003	1.6733	**8,358**	–	**8,358**	–
23 May 2003	1.6689	**1,173,441**	–	**1,173,441**	–

Aristocrat Staff Superannuation Fund

During the 12 months ended 31 December 2003, the controlled entities in Australia contributed a minimum of 9% of employees' base salary to Aristocrat Staff Superannuation Fund (ASSF), a participating fund in ING Corporate Superannuation, on behalf of Australian-based employees. Australian employees who are not members of ASSF are entitled to join an industry-based fund. The ASSF is a defined contribution fund.

	Directors of entities in the consolidated entity		Directors of parent entity	
	2003	2002	**2003**	2002
	$	$	**$**	$

Note 35 / Remuneration of directors

Income paid or payable, or otherwise made available, to Directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	**2,622,156**	4,669,155	**2,622,156**	4,669,155

The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

$	**2003**	2002
30,000 – 39,999	**2**	–
40,000 – 49,999	**1**	–
70,000 – 79,999	**1**	–
90,000 – 99,999	**2**	2
110,000 – 119,999	**–**	2
150,000 – 159,999	**1**	–
180,000 – 189,999	**1**	–
220,000 – 229,999	**–**	1
750,000 – 759,999	**–**	1
1,890,000 – 1,899,999	**1**	–
3,270,000 – 3,279,999	**–**	1

Options are granted to Executive Directors under the ESOP, details of which are set out in note 34. No options were granted to Directors during the 12 months ended 31 December 2003. Directors' remuneration excludes the value of any options granted to Directors. At 31 December 2003, no Director holds any options.

Directors' remuneration excludes insurance premiums paid by controlled entities in respect of Directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual Directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

Note 36 / Remuneration of executives

	Executive officers of the consolidated entity 2003 $	Executive officers of the consolidated entity 2002 $	Executive officers of the parent entity 2003 $	Executive officers of the parent entity 2002 $
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian-based executive officers (including Directors) whose remuneration was at least $100,000:				
– Executive officers of the parent entity	**1,897,739**	4,024,206	**1,897,739**	4,024,206
– Executive officers of other entities in the consolidated entity	**6,248,307**	4,123,752	**–**	–
	8,146,046	8,147,958	**1,897,739**	4,024,206

A summary of the numbers of options granted to and exercised by Australian based executive officers (with income of at least $100,000) during the period ended 31 December 2003 is set out below.

	Granted Number	Exercised Number	Outstanding Number
– Australian-based executive officers of the parent entity	–	–	–
– Australian-based executive officers of other entities in the consolidated entity	1,100,000	100,000	2,010,000
	1,100,000	100,000	2,010,000

Executive remuneration excludes the value of any options granted to executives. The terms and conditions relating to the options are set out in note 34.

$	Executive officers of the consolidated entity 2003	Executive officers of the consolidated entity 2002	Executive officers of the parent entity 2003	Executive officers of the parent entity 2002
100,000 – 109,999	**–**	1	**–**	–
180,000 – 189,999	**1**	–	**–**	–
230,000 – 239,999	**1**	–	**–**	–
290,000 – 299,999	**2**	1	**–**	–
310,000 – 319,999	**1**	–	**–**	–
320,000 – 329,999	**–**	1	**–**	–
330,000 – 339,999	**2**	–	**–**	–
350,000 – 359,999	**–**	1	**–**	–
360,000 – 369,999	**1**	–	**–**	–
380,000 – 389,999	**2**	–	**–**	–
400,000 – 409,999	**1**	1	**–**	–
410,000 – 419,999	**1**	–	**–**	–
420,000 – 429,999	**–**	1	**–**	–
430,000 – 439,999	**–**	1	**–**	–
480,000 – 489,999	**–**	1	**–**	–
570,000 – 579,999	**1**	–	**–**	–
580,000 – 589,999	**–**	1	**–**	–
710,000 – 719,999	**–**	1	**–**	–
750,000 – 759,999	**–**	1	**–**	1
1,700,000 – 1,709,999	**1**	–	**–**	–
1,890,000 – 1,899,999	**1**	–	**1**	–
3,270,000 – 3,279,999	**–**	1	**–**	1

	Consolidated		Parent entity	
	2003	2002	2003	2002
	$	$	$	$

Note 37 / Remuneration of auditors

During the year, the auditor of the parent entity and its related practices earned the following remuneration:

	2003 $	2002 $	2003 $	2002 $
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**410,103**	292,750	–	–
Other assurance services	**150,370**	54,000	–	–
Total audit and other assurance services	**560,473**	346,750	–	–
Legal and compliance	**112,155**	45,694	–	–
Employee services	**27,606**	123,160	–	–
Total remuneration	**700,234**	515,604	–	–
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**619,803**	302,250	–	–
Other assurance services	**125,290**	62,725	–	–
Total audit and other assurance services	**745,093**	364,975	–	–
Legal and compliance	**17,147**	54,273	–	–
Benchmarking review	–	126,751	–	–
Total remuneration	**762,240**	545,999	–	–

Audit fees for the parent entity were paid by a subsidiary entity.

Note 38 / Related parties

Directors

The names of persons who were Directors of the parent entity at any time during the financial year are as follows: WM Baker; P Draney; JP Ducker; DH Randall; JH Pascoe; and AW Steelman. The Directors DJ Simpson and P Morris obtained regulatory approval in February 2004 and are subject to shareholder approval. The appointment of PN Oneile, who was nominated as Managing Director and Chief Executive Officer on 1 December 2003, is subject to regulatory approval. WM Baker; SM Cohn; P Draney; JP Ducker; DH Randall; JH Pascoe; and AW Steelman were Directors during 2002. P Draney resigned as director 15 April 2003. DH Randall resigned as director from the parent entity and controlled entities on 22 May 2003.

Remuneration and retirement benefits

Information on remuneration and retirement benefits of Directors is disclosed in note 35.

	Consolidated 2003 $	Consolidated 2002 $	Parent entity 2003 $	Parent entity 2002 $
Loans to Directors and Director-related entities				
Loans to Directors of entities in the consolidated entity and their Director-related entities comprise:				
Loans outstanding:				
– Loan to DH and V Randall – US$1,665,000 (2002: US$1,665,000)	**2,211,449**	2,949,513	**2,211,449**	2,949,513
Loan repayments received:				
– Loan to DH and V Randall	**–**	–	**–**	–
Net proceeds on sale of Las Vegas, Nevada property – US$1,411,093	**1,874,210**	–	**1,874,210**	–
Interest revenue on loans to directors of entities included in the determination of profit / (loss) from ordinary activities	**–**	34,464	**–**	34,464
Interest payments received:				
– Loan to DH and V Randall	**–**	–	**–**	–

The parent entity is involved in litigation against Mr Randall (and his wife Mrs V Randall) in which the parent entity claims, amongst other things, principal of US$1,665,000 and interest in relation to a loan relating to a residential property in Las Vegas, Nevada, USA. Mrs Randall disputes that she was a recipient of the loan. Mr and Mrs Randall claim that no amount by way of principal or interest is owing to the parent entity.

The loan was the subject of a document called 'Secured Promissory Note' dated 29 July 2002 expressed to have been given by Mr and Mrs Randall, in favour of Aristocrat Leisure Limited. The Promissory Note provided for an interest only loan repayable on sale of the residence or on the departure of Mr Randall from the company. The Promissory Note provided, amongst other things, for interest at the rate of 3% per annum.

During the year, the property was sold and proceeds from the sale of US$1,411,093 (net of selling costs and taxes) were received by the parent entity on 19 December 2003. In the litigation between the parties, the court may hold that those proceeds are to be offset against any amount of the loan and accrued interest payable by Mr and Mrs Randall.

The terms of the Promissory Note provided for other monies, including late charges on delinquent instalments and default interest, to be payable to the parent entity in certain circumstances. No such amounts are included in the above table pending the outcome of the litigation between the parent entity and Mr and Mrs Randall.

Accrued interest revenue included in the determination of profit / (loss) from ordinary activities before income tax was nil (2002: $34,464). No amount of interest or other monies has been included in the determination of profit / (loss) from ordinary activities in the current reporting period pending the outcome of the litigation between the parent entity and Mr and Mrs Randall.

Transactions of Directors and Director-related entities concerning shares or share options

Aggregate numbers of shares and share options of Aristocrat Leisure Limited acquired or disposed of by Directors of the company and consolidated entity or their Director-related entities from the company:

	Parent entity 2003 Number	Parent entity 2002 Number
Acquisitions		
Ordinary shares acquired by on-market transactions	**300,000**	10,000
Options granted under the Employee Share Option Plan	**–**	800,000
Ordinary shares acquired under the Dividend Reinvestment Plan	**5,370**	4,242
Disposals		
Ordinary shares	**300,000**	53,000
Options exercised under the Employee Share Option Plan	**–**	266,666

Information on Directors and Director-related entities concerning shares or share options is disclosed in note 34.

Aggregate numbers of shares and share options of Aristocrat Leisure Limited held directly, indirectly or beneficially by Directors of the company or the consolidated entity or their Director-related entities at balance date:

	2003	2002
Ordinary shares	**568,349**	998,586
Options over ordinary shares	**–**	2,400,000




Other transactions with Directors and Director-related entities

A Director, JP Ducker was a Director of Edelman Public Relations Limited (Edelman). Mr Ducker resigned from his position at Edelman on 7 March 2003. Edelman was paid $216,686 during 2003 (2002: $320,137) of which an amount of $100,457 was accrued for in 2002. The provision of services to the consolidated entity was on normal terms and conditions. No amount was payable to Edelman as at 31 December 2003.

A Director, P Morris was a Non-executive Director of Jupiters Limited at the time of her nomination to the Aristocrat Board of Directors on 21 August 2003, until her resignation as Director of Jupiters Limited on 13 November 2003. During this time, the consolidated entity provided $23,444 of services to Jupiters Limited on normal terms and conditions.

A Director, JH Pascoe is the Managing Director of the Finance and Financial Services practice of Phillips Fox solicitors. Phillips Fox was paid $669,836 (2002: $17,809) for the provision of services to the consolidated entity on normal terms and conditions. An amount of $329,157 has been accrued for as at 31 December 2003.

A domestic residence, in Sydney Australia, purchased in 2002 for $4,053,666 was sold for a book profit of $232,648 in December 2003. The consolidated net loss on disposal of property, plant and equipment in 2003 includes the following revenue and expenses on the sale of freehold land:

	$'000
Revenue – cash consideration	4,402
Expense – sale transaction costs	(185)
Expense – carrying amount of land sold	(3,984)
Gain on sale	233

Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in note 32.

All transactions between entities within the wholly-owned group during the year ended 31 December 2003 and 31 December 2002 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2003 and 31 December 2002 consisted of:

(a) loans advanced by Aristocrat Leisure Limited
(b) loans repaid to Aristocrat Leisure Limited
(c) the receipt of interest on the above loans
(d) the payment of dividends to Aristocrat Leisure Limited
(e) a management fee charging out costs in relation to the General Employee Share Plan.

	Parent entity	
	2003	2002
	$'000	$'000
Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group:		
Management fee revenue	**1,972**	2,026
Interest revenue	**10,422**	15,764
Foreign exchange losses in relation to intercompany loans	**(81,702)**	(35,235)
Dividend revenue	**16,000**	50,000
Aggregate amounts receivable from / payable to entities in the wholly-owned group at balance date:		
Non-current receivables (loans)	**423,018**	509,951

Note 39 / Earnings per share

	Consolidated 2003 Cents	2002 Cents
Basic earnings per share	**(22.9)**	17.7
Diluted earnings per share	**(22.9)**	17.6

	Consolidated 2003 Number	2002 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**462,348,720**	453,664,849
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**462,655,433**	455,636,987

Information concerning the classification of securities

(a) **Options**

Options granted to employees under AESOP and ESOP are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 34.

(b) **Convertible subordinated bonds**

Convertible subordinated bonds are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in note 23.

Note 40 / Reconciliation of profit / (loss) from ordinary activities after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Profit / (loss) from ordinary activities after income tax	**(106,040)**	80,203	**(1,001)**	46,100
Depreciation and amortisation	**44,675**	36,856	**–**	–
Dividends	**–**	–	**(16,000)**	(50,000)
Other income	**–**	–	**(1,972)**	(2,026)
Write-down of intangibles	**86,300**	–	**–**	–
Write-down of land and buildings	**5,366**	–	**–**	–
Net loss on sale of non-current assets	**705**	78	**–**	–
Net foreign exchange differences	**(37,864)**	(10,172)	**24,588**	9,685
Change in operating assets and liabilities:				
– Decrease / (increase) in receivables and deferred revenue	**124,838**	(19,891)	**–**	–
– Decrease / (increase) in inventories	**128,270**	(51,047)	**–**	–
– Decrease / (increase) in tax balances	**(7,980)**	(22,571)	**(8,699)**	(3,614)
– Decrease / (increase) in other operating assets	**15,881**	(21,682)	**1,770**	1,771
– Increase / (decrease) in trade creditors and payables	**(44,626)**	95,685	**136**	(122)
– Increase / (decrease) in other provisions	**(5,137)**	(8,448)	**–**	–
Net cash inflow / (outflow) from operating activities	**204,388**	79,011	**(1,178)**	1,794

Note 41 / Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities and Investments Commission. Under the deed of cross guarantee each of the above-named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'

Set out below is a consolidated statement of financial performance of the 'Closed Group'.

	2003 $'000	2002 $'000
Total revenue	**466,794**	522,645
Cost of goods sold	**(214,484)**	(270,737)
Research and development costs	**(62,570)**	(64,289)
Sales, marketing and distribution costs	**(45,039)**	(54,959)
General and administration costs	**(179,717)**	(53,645)
Borrowing costs	**(19,428)**	(17,943)
Profit / (loss) from ordinary activities before income tax expense	**(54,444)**	61,072
Income tax credit / (expense)	**23,239**	(15,288)
Profit / (loss) from ordinary activities after income tax expense / net profit	**(31,205)**	45,784
Net increase / (decrease) in asset revaluation reserve	**(725)**	–
Adjustment resulting from change in accounting policy for employee benefits	**(354)**	–
Total revenue, expenses and valuation adjustments recognised directly in equity	**(1,079)**	–
Total changes in equity other than those resulting from transactions with owners as owners	**(32,284)**	45,784

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group'.

	2003 $'000	2002 $'000
Retained profits at the beginning of the financial year	**48,981**	57,928
Adjustment resulting from change in accounting policy for providing for dividends	**29,700**	–
Adjustment resulting from change in accounting policy for employee benefits	**(354)**	–
Profit / (loss) from ordinary activities after income tax expense / net profit	**(31,205)**	45,784
Dividends provided for or paid	**(43,477)**	(54,731)
Retained profits / (losses) at the end of the financial year	**3,645**	48,981

Notes to the financial statements

31 December 2003

Set out below is a consolidated statement of financial position of the 'Closed Group'.

	2003 $'000	2002 $'000
Current assets		
Cash assets	23,383	11,168
Receivables	35,674	69,485
Inventories	30,779	64,911
Tax assets	2,613	-
Total current assets	92,449	145,564
Non-current assets		
Receivables	253,268	410,844
Inventories	262	1,108
Other financial assets	82,194	82,194
Property, plant and equipment	64,117	78,320
Deferred tax assets	44,232	15,100
Intangible assets	-	3,431
Total non-current assets	444,073	590,997
Total assets	536,522	736,561
Current liabilities		
Payables	47,284	87,104
Interest bearing liabilities	1,375	2,905
Current tax liabilities	787	(4,584)
Provisions	9,697	38,433
Other	10,530	15,075
Total current liabilities	69,673	138,933
Non-current liabilities		
Interest bearing liabilities	172,844	291,516
Provisions	4,287	4,783
Other	20,602	5,866
Total non-current liabilities	197,733	302,165
Total liabilities	267,406	441,098
Net assets	269,116	295,463
Equity		
Contributed equity	265,733	246,020
Reserves	(262)	462
Retained profits	3,645	48,981
Total equity	269,116	295,463

Aristocrat Leisure Limited Directors' declaration

31 December 2003

The Directors declare that the Financial Statements and Notes set out on pages 45 to 86:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
(b) give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable; and
(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 41 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 41.

This declaration is made in accordance with a resolution of the Directors.

J H Pascoe
Director

Sydney
24 February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion, the financial report of Aristocrat Leisure Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DS Wiadrowski

DS Wiadrowski
Partner

Sydney
24 February 2004

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

Glossary of terms

AESOP	Aristocrat Employee Share Option Plan – Aristocrat's first share option plan – see page 77 for details of options exercised
AGE	Australasian Gaming Expo *(trade show held each year in Sydney)*
Asia-Pacific	Asia-Pacific excludes Japan for the purposes of this report
Approval	Official licence to operate within a venue, market or jurisdiction
ASX	Australian Stock Exchange
ATM	Automatic Teller Machine
B&FS	Business and Financial Services
CSBB	Convertible Subordinated Bearer Bonds – see note 23 to Financial Statements
Company	The term "Company" includes all subsidiaries for the purposes of this report.
CMS	Central Monitoring System
DACOM™	Aristocrat's proprietary electronic monitoring system
DGR	NSW Department of Gaming and Racing
DIA	New Zealand Department of Internal Affairs: NZ Gaming Regulator
DRP	Dividend Reinvestment Plan – see page 28
EELEX	Eastern European Leisure Exhibition *(trade show held each year in Moscow)*
EGM	Electronic Gaming Machine
EPROM	Erasable and Programmable Read Only Memory: Memory Device
ESOP	Employee Share Option Plan – Aristocrat's current share option plan – see page 77 for details of options exercised
GESP	General Employee Share Plan
G2E	Global Gaming Expo *(trade show held each year in Las Vegas)*
Hardware	Physical Components *(electrical and mechanical)*
HIN	Holder Identification Number – see page 28
Hyperlink™	Link Progressive Jackpot System developed and patented by Aristocrat



ICE	International Casino Exhibition *(trade show held each year in London)*
IPART	Independent Pricing and Regulatory Tribunal, New South Wales
Jubilee	Aristocrat's Rebuild Division
LAB	New South Wales Liquor Administration Board
LPM	Limited Payout Market – opened in South Africa in 2003
Multigame	EGM configured to enable selection of games from approved ranges
MKVI	Aristocrat's proprietary Mark 6 game platform
MTGM	Multi-Terminal Gaming Machine
MVP™	"Most Valuable Product" – MKV Series II Slot Machine
Mystery	Controller driven mystery jackpot system
OASIS™	On-lineAccounting and Slot Information System
Pachislo	Pachislo *(or pachislot)* machines are one of the two principal genres of gaming machines offered to players in Japan. Pachislo machines are similar to EGMs but involve physical *(i.e. mechanical)* reels rather than virtual reels.
PID	Player Information Display
SRN	Securityholder Reference Number – see page 28
System 6000S	DACOM 5000E System that includes table management
TGS	TAB Gaming Systems (acquired from TAB in 2001)
The Analyst™	Graphical Data Retrieval System Developed by Aristocrat
TITO	Ticket in Ticket out *(also known as TOTI)* means technology which permits players to use tickets to purchase credits on EGMs and to receive tickets from the EGMs which are capable of being used in all other EGMs or being exchanged for cash at a cashier or a redemption machine in the venue *(including EGMs produced by competitors)*. It has been approved in most North American gaming jurisdictions.
TSR	Total Shareholder Return model – see page 39
Xcite™	Aristocrat EGM released in 2001

Corporate directory

Directors

JH Pascoe
Non-Executive Chairman

PN Oneile*
Chief Executive Officer and Managing Director

WM Baker
Non-Executive Director

JP Ducker
Non-Executive Director

AW Steelman
Non-Executive Director

DJ Simpson
Non-Executive Director

P Morris
Non-Executive Director

Company Secretary

Frank Bush is the Company Secretary of Aristocrat Leisure Limited. He is a fellow of the Institute of Chartered Secretaries and former President of its Australian Board. He is a member of the Listing Appeals Committee of the Australian Stock Exchange and a Fellow of the Securities Institute of Australia.

*subject to regulatory approval

Global headquarters

Aristocrat Technologies Australia Pty Limited

71 Longueville Road
Lane Cove NSW 2066
Australia
Telephone: 61 2 9413 6300
Facsimile: 61 2 9420 1352

www.aristocratgaming.com

International

New Zealand

Aristocrat Technologies NZ Limited

22 Vestey Drive
Mt Wellington Auckland
New Zealand
Telephone: 64 9 259 2000
Facsimile: 64 9 259 2001

Europe

Aristocrat Technologies Europe Limited

Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS
U.K.
Telephone: 44 (0) 20 8426 5822
Facsimile: 44 (0) 20 8426 5760

South Africa

Aristocrat Technologies Africa (Pty) Limited

3 Kramer Road, Kramerville
Sandton
South Africa 2148
Telephone: 27 11 448 2320
Facsimile: 27 11 448 2322

Japan

Aristocrat Technologies KK

7th Floor Ryukakusan Building
2 - 5 - 12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031
Telephone: 81 3 5835 0521
Facsimile: 81 3 5835 0523

Singapore

Aristocrat Technologies

61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04 – 29
Singapore 417943
Telephone: 65 6444 5666
Facsimile: 65 6842 4533

The Americas

Administration, Sales, Service, Marketing, Research and Development

Aristocrat Technologies, Inc.

7230 Amigo Street
Las Vegas Nevada 89119
U.S.A.
Telephone: 1 702 270 1000
Facsimile: 1 702 270 1585

Share registry

ASX Perpetual Registrars Limited

Level 8, 580 George Street
Sydney NSW 2000
Australia
Locked Bag A14
Sydney South NSW 1235
Australia
Telephone: 612 8280 7138
Facsimile: 612 9287 0303

Email: registrars@asxperpetual.com.au

www.asxperpetual.com.au

Auditor

PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000
Australia

Stock exchange listing

Aristocrat Leisure Limited Ordinary Shares are listed on the Australian Stock Exchange.

CODE: ALL

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